UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Manual for Participation in the Special and Annual Shareholders’ Meetings of March 10, 2015

Information in this Manual also includes:

▪  Call Notice;

▪  Proposals to be analyzed in mentioned Shareholders’ Meetings; and

▪  All information required by CVM Instructions #480 and #481.

Table of Contents

Message of the Board of Directors Chairman and of the Chief Executive Officer	3
Information on the Shareholders Meetings	4
Quorum	4
Exercise of Voting Right	5
• Holders of common shares	5
• Holders of preferred shares and non controlling common shareholders	5
Multiple Vote Process	5
Participation in Shareholders' Meetings	6
• Attendance	6
• Attorneys-in-fact	6
Call Notice	7
Special Shareholders' Meeting	9
• Board of Directors proposal to increase the capital stock by means of capitalization of free existing reserve and bonus stock to shareholders	9
• Board of Directrors proposal to partially amend the Bylaws	11
Annual Shareholders Meeting	13
• Board of Directors proposal for the net income allocation of the fiscal year 2014 and ratification of the early distribution of interest on shareholders equity and dividends paid and to be paid	13
• Parent Companies proposal to set the number of members of the Board of Directors and to elect them	13
• Parent Companies proposal to elect the Fiscal Council s members	14
• Appointment of candidates to compose the Fiscal Council formalized by preferred shareholder	15
• Appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder17
• Board of Directors proposals for the Compensation and Social Security Amount of the Management and18
Compensation for the Fiscal Council s Sitting Members	19
Complementary Information	21
Attachment I Information on the capital stock increase by means of bonus stock	21
Attachment II - Information on the legal and economic effects derived from the statutory amendment	24
Attachment III Transcription of the consolidated proposed Bylaws	25
Attachment IV Information on the net income allocation of the year	37
Attachment V Résumés of the candidates appointed by the parent companies to compose the Board of Directors	46
Attachment VI Résumés of the candidates appointed to compose the Fiscal Council	112
• parent companies candidates	112
• preferred shareholder s candidates	127
• non contorolling common shareholder s candidates	132
Attachment VII Information on the Management Compensation and Fiscal Council Sitting Members Compensation	139
Attachment VIII Power of Attorney Sample	158
Attachment IX Specific Power of Attorney Sample to separate voting shareholders holding preferred shares	159
Attachment X Management s Comments on the Company	160

Message of the Board of Directors’Chairman and of the Chief Executive Officer

Cidade de Deus, Osasco, SP, February 5, 2015.

Dear Shareholders,

Wearepleasedto invite youtoparticipatein the  Special  and  Annual  Shareholders’ Meetingsof BancoBradescoS.A. (“Bradesco” or “Company”)tobecumulatively heldon March  10,  2015,  at  4  p.m.,  in  our headquarters, in NúcleoCidadedeDeus, Prédio  Vermelho,  Salão  Nobre  do  5[o] andar, Vila Yara, Osasco,SãoPaulo.

In this manual, you will find the necessary guide lines for thee valuation of the matters that will be object of resolution in the Shareholders’ Meetings, as well as for the exercise of your voting right.

We consider Bradesco’s Shareholders’ Meetings  as  extremely  important  events within our annual calendar, because in them we  see  the  opportunity  that  shareholders have to participate in the discussion of issues that are relevant to the Company.

Historically, Bradesco’s Annual Shareholders’ Meeting has been one of the first to be held in the market, with almost two months in advance of the deadline established by the Brazilian law.

In order for shareholders to have enough time to duly examine the matters to be resolved, all required documents are being made available to the market on this date, 33 days in advance of the event.

Confident that we will continue receiving your support,   we   remain   at   your   disposal   to provide   any   other   additional   information.

Sincerely,

Lázaro de Mello Brandão	Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors	Chief Executive Of ficer and Vice Chairman of the Board of Directors

Information on the Shareholders’ Meetings

The Shareholders’ Meetings are called and installed in accordance with the law and the Bylaws. Shareholders gathered in the Shareholders’ Meeting have powers to resolve on all matters related  to  the  corporate  purpose  of  the  Company  and  to  make  decisions  considered appropriate to its defense and development. This issue is mentioned in Chapter XI (Articles 121 to 137) of Law # 6,404/76.

In compliance with Article 132 of the aforementioned Law, Corporations must hold their Annual Shareholders’ Meeting within the first 4 (four) months following the end of the fiscal year, to address the following matters:

I.    to  analyze  the  management  accounts,  examine,  discuss  and  vote  on  the  financial statements;

II.   to  resolve  on  the  allocation  of  the  net  income  for  the  year  and  the  distribution  of dividends; and

III.  to elect the management and the fiscal council’s members.

Other matters that are interesting to the Company, when provided by law, bylaws or listed in the Call Notice, will be discussed and resolved at the Special Shareholders’ Meeting.

According to the Sole Paragraph of Article 131 of Law # 6,404/76, the Special and Annual Shareholders’ Meetings may be cumulatively called and held at the same place, date and time, as well as drawn up in single minutes.

Thus, the Call Notice of this Manual expressly lists, in the agenda, all matters to be discussed in the Special and Annual Shareholders’ Meetings, and no other matter pending approval by the shareholders’ meeting shall be included.

The documents mentioned in Article 133 of Law #6,404/76, related to the fiscal year ended on December 31, 2014, were sent to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and were made available to shareholders (website) on January 29, 2015, and were published on February 4,  2015 in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”, and they may also be viewed on the website www.bradesco.com.br/ir.

These documents are:

I.     Management Report  on  the  business  and  main  administrative facts  of  the  fiscal  year ended;

II.    Financial Statements;

III.   Independent Auditors’ Report;

IV.   Fiscal Council’s Opinion; and

V.    Summary of the Audit Committee’s Report.

All the other documents referring to the Shareholders’ Meetings are part of this Manual and are at the disposal of the shareholders at the Shares and Custody Department of Bradesco, in Núcleo Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, which may also be viewed on the website www.bradesco.com.br/ir – Corporate Governance – Shareholders, and on BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br) websites.

Quorum

Pursuant to Article 125 of Law # 6,404/76, save the exceptions provided for by law, the Shareholders’ Meeting will be installed, on first call, with the attendance of shareholders representing at least ¼ (one quarter) of the voting capital stock and, on second call, it shall be installed with any number of shareholders.

The Special Shareholders’ Meeting resolving on the amendment to the Bylaws, pursuant to Article 135 of Law # 6,404/76, will be instated on first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital stock, and it may be installed with any number of shareholders on second call.

Exercise of Voting Right

Holders of common shares

The shareholders holding common shares shall be entitled to vote on all matters listed in the

Agenda.

Holders of preferred shares and non controlling common shareholders

- Board of Directors (item 3 of the Annual Shareholders’ Meeting Agenda)

Pursuant to the provisions of Article 141 of Law # 6,404/76, will be entitled to elect and dismiss a Board of Director’s member, in a separate voting process, except the controlling shareholder, the majority of holders:

I.    of common shares that represent, at least, 15% (fifteen percent) of the total of common shares; and

II.   of preferred shares that represent, at least, 10% (ten percent) of the capital stock.

Verifying that neither the holders of common nor the holders of preferred shares comprise the quantity required in the items above, they will be entitled to combine their shares to elect jointly a member for the Board of Directors, taking into consideration the 10% (ten percent) of the capital stock.

Only shareholders that prove the uninterrupted ownership of shares required during the period of at least 3 (three) months immediately preceding the Shareholders’ Meeting  will be entitled to elect or dismiss Board of Director’s members by means of separate voting process.

- Fiscal Council (item 4 of the Annual Shareholders’ Meeting Agenda)

In the establishment of the Fiscal Council the following standards will be observed:

a) the holders of preferred shares will be entitled to elect, in a separate voting process, 1 (one) member and his/her respective deputy; non controlling common shareholders will have the same right, since there is at least 10% (ten percent) or more of common shares issued by the Company;

b) except for the provisions in the previous item, other common shareholders may elect the sitting and deputy members that, in any case, shall be equal to the number of the elected members in accordance with subparagraph a, plus one.

Multiple Vote Process

Pursuant to CVM Instructions # 165, as of December 11, 1991, and # 282 of June 26, 1998, to request  the  adoption  of  the  multiple  vote  process  to  elect  the  members  of  the Board  of Directors, the requesting shareholders shall represent the minimum of 5% (five percent) of the Company’s voting capital.

As provided for in Paragraph One of Article 141 of Law # 6,404/76, this right shall be exercised by shareholders within 48 (forty-eight) hours before the Shareholders’ Meeting, being the Presiding Board chairing the Meeting responsible for informing the shareholders in advance, in view of the “Attendance Book”, the number of votes necessary to elect each member of the Board of Directors.

Participation in the Shareholders’ Meetings

Attendance

The Company’s shareholders may take part in the Shareholders’ Meetings by attending the meetings at the place they are held and by casting their vote, according to the class of shares held by them (common and/or preferred) and the matters to be voted on.

Pursuant to the provisions in Article 126 of Law # 6,404/76, shareholders must attend the Shareholders’ Meetings providing, in addition to their identification document, a certificate of ownership of the Company’s shares, issued by the depositary and/or custodian financial institution. The management recommends that referred certificate of ownership be sent within 2 (two) business days before the date of the mentioned Shareholders’ Meetings.

Legal entities shareholders, such as Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Charters, delivering the documents that evidence the good standing of the representation, having with them the Minutes of the election of Management, as the case may be, at the place and time indicated in item below.

Before the Meetings are installed, shareholders will sign the Attendance Book, which will bear their name, nationality, place of residence, and the number and class of shares they hold.

Shareholders without voting rights may attend the Shareholders’ Meeting and discuss the matters submitted for resolution.

Attorneys-in-fact

Shareholders may also be represented by an attorney-in-fact appointed not more than one year,  provided  that  he/she  is  a  shareholder,  manager  of  Banco  Bradesco  S.A.,  lawyer  or financial institution, being incumbent upon the investment fund manager to represent its condominium members, pursuant to Article 126, Paragraph One, of Law # 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as their bylaws/articles of incorporation.

In order to help shareholders, the Power of Attorney Samples in Attachments VIII and IX  may be used, in which case the attorney-in-fact shall vote in strict compliance with the instructions contained in the respective powers of attorney. The shareholders may also grant powers of attorney with different texts from those suggested herein, provided that they comply with the provisions of Law # 6,404/76 and the Brazilian Civil Code.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders’ Meetings. In order to speed up the process and facilitate the works in the Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária – Núcleo Cidade de Deus - 4o    andar  do  Prédio  Vermelho  -  Vila  Yara  -  Osasco,  SP  -  CEP  06029-900.  Copy  of  the documentation may also be sent by email to governancacorp@bradesco.com.br.

Before being forwarded to the Company, the powers of attorney drawn up in foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents.

Call Notice

Banco Bradesco S.A.

CNPJ (Corporate Taxpayer’s ID) #60.746.948/0001-12

NIRE (Corporate Registry ID) #35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

We invite the shareholders of this Company to meet at the cumulative Special and Annual Shareholders’ Meetings, on March 10, 2015, at 4 p.m., at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, to:

I.     at the Special Shareholders’ Meeting

To resolve on the Board of Directors’ proposals to:

1) increase     the     capital     stock     in     R$5,000,000,000.00,    increasing     it     from R$38,100,000,000.00 to R$43,100,000,000.00, with bonus stock, by means of capitalization  of  part  of  the  balance  of  the  “Profit  Reserves  –  Statutory  Reserve” account,  according  to  the  provisions  of  Article  169  of  Law  #6,404/76,  by  issuing 841,454,808 new book-entry registered shares, with no par value, of which 420,727,426 are common shares and 420,727,382 are preferred shares, to be allotted free of charge to shareholders at the ratio of 2 new shares for each 10 shares of the same class that they hold on the record date;

2) partially amend the Bylaws, as follows: (i) in the “caput” of Article 6,  in order to reflect the changes in the capital stock derived from the resolution mentioned in item 1 above; (ii) in the Sole Paragraph of Article 1, adapting it to the new   Regulation for Issuers Listing and Admission to Trading of Securities of BM&FBOVESPA;  (iii) in the “caput” of Article 8,   raising from 9 to 10 the maximum number of members in the Board of Directors, as a result of the expansion that the Bradesco Organization comes in all areas in which it operatres, and including the Paragraph Two into the mentioned Article so as to allow flexibility in the form of participation of the members of the Board of Directors at meetings of that Body, consequently renumbering the subsequent Paragraphs; (iv) in the "caput" of Article 13, improving its wording; (v) in Article 20, by making the Fiscal Council become permanent; and (vi) in Article 21, which regulates the functioning of the Audit Committee, including the Paragraphs One and Two, so as to adapt the wording to the provisions of the Resolution #4,329, of April 25, 2014, of the National Monetary Council, providing the reappointment of up to 1/3 of the members of that Body to the maximum of other five consecutive annual terms, consequently renumbering the Sole Paragraph.

II.    at the Annual Shareholders’ Meeting

1) acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2014;

2) resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2014 and ratify the early distribution of interest on shareholders’ equity and dividends paid and to be paid;

Call Notice

3) set the number of members of the Board of Directors and elect them, observing the provisions of Articles 141 and 147 of Law #6,404/76, of December 15, 1976, and CVM Instruction #367, of May 29, 2002. It is necessary, pursuant to CVM Instructions #165, of December 11, 1991, and #282, of June 26, 1998, at least 5% (five percent) of the voting capital so that shareholders can require the adoption of the multiple vote process;

4) elect the Fiscal Council’s members, pursuant to the provisions of Articles 161 and 162 of Law # 6,404; and

5) resolve on: 1) the compensation and the amount to support the Management’s Pension Plan; and 2) the monthly compensation of the Fiscal Council’s sitting members.

Participation in the Meetings: pursuant to Article 126 of Law # 6,404, of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholder must observe that:

• in addition to the identification document, he/she must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•  in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may also be represented by an attorney-in-fact appointed not more than one year, provided that he/she is a shareholder, manager of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•  before being forwarded to the Company, the powers of attorney drawn up in foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents;

•  in order to speed up the process and facilitate the works in the Shareholders’ Meetings, the certificate  of  ownership  of  the  shares,  the  power  of  attorney  and  possible  voting declaration may, at the shareholder’s discretion, be sent to the Company’s headquarters, preferably within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária – Núcleo Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900.  Copy of the documentation may also be sent by email to governancacorp@bradesco.com.br.

Documents made available to shareholders: all legal documents and further information necessary for analysis and exercise of voting right are available to shareholders in Bradesco’s Shares and Custody Department, Núcleo Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and on the websites www.bradesco.com.br – Corporate Governance – Shareholders, BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br).

Eventual clarifications may be obtained on the Investor Relations website - www.bradesco.com.br/ir – Corporate Governance, in the Bradesco’s Branches Network or via email governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 5, 2015. Lázaro de Mello Brandão Chairman of the Board of Directors

Special Shareholders’ Meeting

Board of Directors’ Proposals to increase the capital stock by means of capitalization of free existing reserve and bonus stock to shareholders and partial amendment to the Bylaws (items 1 and 2 of the Agenda)

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. (Bradesco) hereby submits, for your examination and resolution, proposals to:

1)    increase the capital stock in R$5,000,000,000.00, increasing it from R$38,100,000,000.00 to R$43,100,000,000.00, with bonus stock, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law #6,404/76, by issuing 841,454,808 new book-entry registered shares, with no par value, of which 420,727,426 are common shares and 420,727,382 are preferred shares, to be allotted free of charge to shareholders at the ratio of 2 new shares for each 10 shares of the same class that they hold on the record date, observing that:

I.       Objectives:  a)  to  improve  the  liquidity  of  the  shares  in  the  market, taking  into account that, potentially, a higher quantity of outstanding shares may improve business; b) to allow an adjustment to share prices, making them more attractive and accessible to a greater number of investors.

II.      Record Date of Entitlement to the Bonus Stock : it will be informed to the market after the respective process is approved by the Central Bank of Brazil.

III.     Trading: current shares shall continue to be traded entitled to bonus and new shares will  be  available  for  trading after  the approval of  the respective process by the Central Bank of Brazil and inclusion in the shareholders’ position, to be notified to the market.

IV.     Bonus Shares Entitlement – they will be entitled to dividends and/or interest on shareholders’ equity to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

V.      Monthly Interest on Shareholders’ Equity: until the new shares arising from the bonus stock are released for trading, referred monthly interest will be kept in R$0.018817992 per common share and R$0.020699791 per preferred share (gross), with payment by the net amount of R$0.015995293 per common share and R$0.017594822 per preferred share, already net of withholding income tax of 15% (fifteen per cent). The interest shall be adjusted in the month subsequent to the inclusion of the new shares into the shareholders’ position, to R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with payment by the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, and will be paid according to the System for Payment of Montlhy Dividends/Interest on Shareholders’ Equity. The withholding income tax does not apply to legal entities that are exempt from such taxation. Thus, the monthly amounts paid to shareholders’ will be incremented in 10% after the inclusion of new shares in the shareholder positions.

Special Shareholders’ Meeting

Board of Directors’ Proposals to increase the capital stock by means of capitalization of free existing reserve and bonus stock to shareholders and partial amendment to the Bylaws (items 1 and 2 of the Agenda)

VI.     Fractions  of  Shares:  the  bonus  stock  will  always  occur  in  whole  numbers.  The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) (BM&FBOVESPA). After the necessary approval by the Central Bank of Brazil, and before the sell, Bradesco shall establish a period not inferior to 30 days, during which the shareholders may transfer the fractions of share, according to Paragraph Three of Article 169 of Law # 6,404/76. After, the respective amounts will be made available to shareholders entitled thereto. Further details shall be informed to shareholders in due course.

VII.    Cost of Bonus Shares: R$5.942089762 per share, regardless of the class, pursuant to the provisions in Article 10 of Law #9,249, of December 26, 1995, and in Paragraph One of Article 47 of the Normative Ruling of the Brazilian Internal Revenue Service #1,022 of April 5, 2010.

VIII.   Additional Procedures – Payment of Fractions of Shares: the amounts arising from fractions of shares will be made available to shareholders, as follows:

a) to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have the data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

Special Shareholders’ Meeting

Board of Directors’ Proposals to increase the capital stock by means of capitalization of free existing reserve and bonus stock to shareholders and partial amendment to the Bylaws (items 1 and 2 of the Agenda)

b) to shareholders whose shares are deposited at the BM&FBOVESPA S.A., by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

2)    partially amend the Bylaws, as follows: (i) in the “caput” of Article 6,  in order to reflect the changes in the capital stock derived from the resolution mentioned in item 1 above; (ii) in the Sole Paragraph of Article 1, adapting it to the new  Regulation for Issuers Listing and Admission to Trading of Securities of BM&FBOVESPA;   (iii) in the “caput” of Article 8, raising from 9 to 10 the maximum number of members in the Board of Directors, as a result of the expansion that the Bradesco Organization comes in all areas in which it operatres, and including the Paragraph Two into the mentioned Article so as to allow flexibility in the form of participation of the members of the Board of Directors at meetings of that Body, consequently renumbering the subsequent Paragraphs; (iv) in the "caput" of Article 13, improving its wording; (v) in Article 20, by making the Fiscal Council become permanent; and (vi) in Article 21, which regulates the functioning of the Audit Committee, including the Paragraphs One and Two, so as to adapt the wording to the provisions of the Resolution #4,329, of April 25, 2014, of the National Monetary Council, providing the reappointment of up to 1/3 of the members of that Body to the maximum of other five consecutive annual terms, consequently renumbering the Sole Paragraph.

Upon the approval of the proposals, the aforementioned statutory dispositions will have the following wording after the approval by the Central Bank of Brazil:

“Article 6 - “caput” - The capital stock is  R$43,100,000,000.00  (forty three billion and one hundred million reais),   divided   into   5,048,728,847   (five billion, forty eight million, seven hundred twenty-eight thousand, eight hundred forty seven) non-par, book-entry, registered shares, of which 2,524,364,555 (two billion, five hundred twenty-four million, three hundred sixty four thousand, five hundred fifty five) are common shares and 2,524,364,292 (two billion, five hundred twenty-four million, three hundred sixty four thousand, two hundred ninety two) are preferred shares.

Article 1 – Sole Paragraph – As the Company was accepted, on June 26, 2001, in the special listing    segment  referred  to  as  Corporate Governance Level 1 of BM&FBOVESPA S.A. - Securities,  Commodities  and  Futures  Exchange  (BM&FBOVESPA),  the  Company,  its shareholders,  managers  and   members  of  the  Fiscal   Council  shall  abide  by  Corporate Governance Level 1 Listing Regulation of BM&FBOVESPA (Level 1 Regulation). The Company, its managers and shareholders must also observe the provisions in the Regulation for Issuers Listing and Admission to Trading of Securities, including the rules regarding the withdrawal and exclusion of trading of securities admitted to trading in Organized Markets administered by BM&FBOVESPA.

Article 8 – “caput” -  The Board of Directors will be constituted by  6 (six) to 10 (ten) members elected by the General Shareholders’ Meeting, with a unified 1 (one) year term of office and they can be reelected. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Vice-Chairman. Paragraph Two - Will be admitted the participation of any member, absent for justifiable reason, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

Special Shareholders’ Meeting

Board of Directors’ Proposals to increase the capital stock by means of capitalization of free existing reserve and bonus stock to shareholders and partial amendment to the Bylaws (items 1 and 2 of the Agenda)

Article 13 - “caput” - The  Officers  of  the  Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and item “e” of Article 9 of the present Bylaws.

Article 20 - The Fiscal Council, whose operation will be permanent, will be constituted by 3 (three) to 5 (five) sitting members and an equal number of deputies.

Article 21 - The   Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, being 1 (one) designated Coordinator, nominated and dismissible by the Board of Directors, with a 1 (one) year term of office, extending up to the investiture of new members nominated. Paragraph One – The members of the Audit Committee may remain in the Body for a maximum of 5 terms and may only return to integrate it after, at least, three years from the end of the last reappointment allowed. Paragraph Two – Up to one-third of the members of the Audit Committee may be reappointed to the body   to the maximum of other five consecutive annual terms.

Cidade de Deus, Osasco, SP, February 5, 2015
Boardof Directors
Lázaro de Mello Brandão -Chairman
Luiz Carlos Trabuco Cappi -Vice Chairman
Antônio Bornia
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
José Alcides Munhoz

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

Further Information may be obtained as follows:

Attachment I- Information on the capital stock increase

Attachment II– Information on the legal and economic effects derived from the statutory change

Attachment III– Transcription of the consolidated proposed Bylaws

Ann[u]al Shareholders’ Meeting

Boardof Directors’ Proposal for the net income allocation of the fiscal year 2014 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid (item 2 of the Agenda)

Dear Shareholders,

Taking into account that Banco Bradesco S.A. obtained during the year ended on December 31, 2014 the net income of R$15,088,818,165.46, the Board of Directors hereby submits, for examination and resolution, proposal for:

a) allocation of net income of the year as follows: R$754,440,908.27 to the “Profit Reserves – Legal Reserve” account; R$9,279,797,280.09 to the “Profit Reserves – Statutory Reserve” account; and R$5,054,579,977.10 for the payment of interest on shareholders’ equity and dividends, of which R$1,823,707,605.25 have already been paid, R$2,600,300,000.00 will be paid on March 6, 2015 and R$630,572,371.85, to be analyzed by the Board of Directors on February 9, 2015, also to be paid on March 6, 2015;

b)  ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid, mentioned above, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2014 will not be proposed to the Shareholders’ Meeting.

Cidade de Deus, Osasco, SP, February 5, 2015
Boardof Directors
Lázaro de Mello Brandão -Chairman
Luiz Carlos Trabuco Cappi -Vice Chairman
Antônio Bornia
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
José Alcides Munhoz

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More information may be found in Attachment IV – Information on the net income allocation of the year

Ann[u]al Shareholders’ Meeting Parent Companies’ proposal to set the number of members of the Board of Directors and to elect them (item 3 of the Agenda)

Dear Shareholders,

The  parent  companies  of  Banco  Bradesco  S.A.,  represented  pursuant  to  their Bylaws, hereby submit, for examination and resolution, observing the provisions of the “caput”of Article 8 of the Company’s Bylaws, proposal so that the Company’s Board of Directors is comprised of, in the current fiscal year, 10 (ten) members, also proposing that the compositon takes into consideration:

1.  the  reelection  of  the  current  members,  Messrs:  Lázaro  de  Mello  Brandão,  Brazilian, married, bank employee, Identity Card 1.110.377-2/SSP-SP, Individual Taxpayer’s ID 004.637.528/72; Luiz Carlos Trabuco Cappi, Brazilian, widower, bank employee, Identity Card 5.284.352-X/SSP-SP, Individual Taxpayer’s ID 250.319.028/68; Antônio Bornia, Brazilian, widower, bank employee, Identity Card 11.323.129-5/SSP-SP, Individual Taxpayer’s ID 003.052.609/44; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, Identity Card 3.076.007-0/SSP-SP, Individual Taxpayer’s ID 113.119.598/15; João Aguiar Alvarez, Brazilian, married, agricultural engineer, Identity Card 6.239.718-7/SSP-SP, Individual Taxpayer’s ID 029.533.938/11; Ms. Denise Aguiar Alvarez, Brazilian, amicably separated, educator, Identity Card 5.700.904-1/SSP-SP, Individual Taxpayer’s ID 032.376.698/65; Messrs. Carlos Alberto Rodrigues Guilherme, Brazilian, married, bank employee, Identity Card 6.448.545-6/SSP-SP, Individual Taxpayer’s ID 021.698.868/34; Milton Matsumoto, Brazilian, married, bank employee, Identity Card 29.516.917-5/SSP-SP, Individual Taxpayer’s ID 081.225.550/04; and José Alcides Munhoz, Brazilian, married, bank employee, Identity Card 50.172.182-4/SSP-SP, Individual Taxpayer’s ID 064.350.330/72, all of them domiciled in Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900; and

2. the election of Mr. Aurélio Conrado Boni, Brazilian, married, bank employee, Identity Card 4.661.428-X/SSP-SP, Individual Taxpayer’s ID 191.617.008/00, domiciled in Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900.

Given the above, they inform that all the appointed members: 1) will have their names submitted to the approval of the Brazilian Central Bank; 2) will have a 1 (one) year term of office, extending up to the investiture of new Board Members to be elected in the 2016 Annual Shareholders’ Meeting; 3) declared, under the legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Cidade de Deus, Osasco, SP, February 5, 2015.

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão

Chief Executive Officer

NCF Participações S.A.

Lázaro de Mello Brandão Chief Executive Officer	Carlos Alberto Rodrigues Guilherme Officer

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 More information on the candidates mentioned above may be found in Attachment V – Résumés of  the  members  appointed  by  the  parent  companies  to  compose  the  Board  of  Directors.

Ann[u]al Shareholders’ Meeting Parent Companies’ proposal to elect the Fiscal Council’s members (item 4 of the Agenda)

Dear Shareholders,

The  parent  companies  of  Banco  Bradesco  S.A.,  represented  pursuant  to  their Bylaws, hereby submits, for examination and resolution, proposal to elect the Fiscal Council’s members.

Pursuant to Article 2 of the Statute of the Fiscal Council and to Article 20 of the Company’s Bylaws, the Fiscal Council shall be comprised of 3 (three) to 5 (five) sitting members and an equal number of deputy members, shareholders or not, all with terms valid until the first Annual Shareholders’ Meeting to be held after their election.

Pursuant to letter “b” of Paragraph 4 of Article 161 of Law #6,404/76, the shareholders entitled to voting right may elect the majority of the Fiscal Council’s members and their respective deputies.

Thus,  according  to  the  aforementioned  legal  provision,  the  parent  companies hereby appoint to compose the Body:

a) as sitting members, Messrs. João Carlos de Oliveira, Brazilian, married, business consultant, Identity Card 50.785.140-7/SSP-SP, Individual Taxpayer’s ID 171.602.609/10, domiciled   on Avenida Doutor Martin Luther King, 980, apartamento 71, Edifício Lorian, Jardim Umuarama, Osasco, SP, CEP 06030-003; Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer’s ID 714.810.018/68, domiciled  on Avenida Epitácio Pessoa, 2.300, apartamento 803, Bloco 2, Ipanema, Rio de Janeiro, RJ, CEP 22411-072; and José Maria Soares Nunes, Brazilian, divorced, accountant, Identity Card 10.729.603-2/SSP-SP,  Individual  Taxpayer’s  ID  001.666.878/20;  domiciled     on  Avenida Marcos Penteado de Ulhôa Rodrigues, 4.000, apartamento 72B, Tamboré, Santana de Parnaíba, SP, CEP 06543-001; and

b) as  deputies  of  the  members  above  mentioned,  respectively,  Messrs.  Renaud  Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card 3.022.895/SSP-SP, Individual Taxpayer’s ID 057.180.078/53, domiciled  on Rua Pascal, 260, apartamento 81, Condomínio Domaine Beauchamps, Campo Belo, São Paulo, SP, CEP 04616-001; Jorge Tadeu Pinto de Figueiredo, Brazilian, married, lawyer, Identity Card 5.546.755-6/SSP-SP, Individual Taxpayer’s ID 399.738.328/68, domiciled  on Alameda Sibipiruna, 121, Edifício Catharina, apartamento 171, Condomínio Condessa de São Francisco, Jardim Lorian, Adalgisa, Osasco, SP, CEP 06030-302; and Nilson Pinhal, Brazilian, married, business administrator,   Identity Card 4.566.669/SSP-SP, Individual Taxpayer’s ID 221.317.958/15, domiciled   on Avenida Doutor  Martin  Luther  King,  1.999,  apartamento  52,  Edifício  Lorys,  Jardim  Umuarama, Osasco, SP, CEP 06030-016.

Ann[u]al Shareholders’ Meeting Parent Companies’ proposal to elect the Fiscal Council’s members (item 4 of the Agenda)

Additionally, the parent companies clarify that their candidates comply with the conditions  set  forth  in  Article  162  of  Law  #6,404/76  and  that  they  declare,  under  legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction. When they are elected,  they will take office after their names are approved by the Central Bank of Brazil.

Cidade de Deus, Osasco, SP, February 5, 2015.

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão

Chief Executive Officer

NCF Participações S.A.

Lázaro de Mello Brandão	Carlos Alberto Rodrigues Guilherme
Chief Executive Officer	Officer

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More  information  on  the  candidates  mentioned  above  may  be  found  in  Attachment  VI  -

Résumés of the members appointed by the parent companies to compose the Fiscal Council

Ann[u]al Shareholders’ Meeting Appointment of candidates to compose the Fiscal Council formalized by preferred shareholder (item 4 of the Agenda)

Dear Shareholders,

Mr. Roberto Kaminitz, holder of preferred shares issued by the Company, presented to Bradesco the names and qualifications of his candidates, as follows:

Sitting Member: Nelson Lopes de Oliveira, Brazilian, married, entrepreneur, Identity Card 3.962.261/SSP-SP, Individual Taxpayer’s ID 036.974.608/20, domiciled on Rua Ferreira de Araújo, 221, conjunto 112, Pinheiros, São Paulo, SP, CEP 05428-000; Deputy Member: João Batistela Biazon, Brazilian, married, entrepreneur, Identity Card 549.241/SSP-PR, Individual Taxpayer’s ID 003.505.919/20, domiciled on Rua Pequetita, 145, 6o  andar, conjunto 61, Vila Olímpia, São Paulo, SP, CEP 04552-060.

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More information may be found in Attachment VI – Résumés of the members appointed by the preferred shareholder to compose the Fiscal Council.

We suggest the shareholder holding preferred shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, aiming at exercising his/her right to vote in the election of members to compose the Fiscal Councl appointed by preferred shareholders use the power of attorney sample for shareholders holding preferred shares - Attachment IX.

Ann[u]al Shareholders’ Meeting Appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder (item 4 of the Agenda)

Dear Shareholders,

Mr.  Henrique  Borenstein,  holder  of  common  shares  issued  by  the  Company, presented to Bradesco the names and qualifications of his candidates, as follows:

Sitting Member: Luiz Carlos de Freitas, Brazilian, married, accountant,   Identity Card 7.580.603/SSP-SP,  Individual  Taxpayer’s  ID     659.575.638-20,  domiciled  on    Avenida Miguel Frias e Vasconcelos, 1200 ap. 25N, Jaguaré, São Paulo, SP, CEP 05345-000; Deputy Member:    Oswaldo  de  Moura  Silveira,  Brazilian,  married,  investor,    Identity  Card 2.849.591/SSP-SP,  Individual  Taxpayer’s  ID    039.735.148/87,  domiciled  on    Rua  Dr. Manoel de Paiva Ramos, 138, apartamento 82 F, Vila São Francisco, São Paulo, SP, CEP 05351-015.

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More information may be found in Attachment VI - Résumés of the members appointed by the non controlling common shareholder to compose the Fiscal Council

We suggest the non controlling common shareholder that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, aiming at exercising his/her right to vote in the election of members to compose the Fiscal Councl appointed by the shareholder Henrique Borestein use the power of attorney sample - Attachment VIII.

Ann[u]al Shareholders’ Meeting

Board of Directors’ proposals for the Compensation and Social Security Amount of the Management and Compensation for the Fiscal Council’s Sitting Members

(item 5 of the Agenda)

Dear Shareholders,

The Company’s Board of Directors hereby submits, for examination and resolution, proposals for the compensation and social security amount, for the year 2015, as follows:

1)    Management: compensation (fixed compensation and eventual variable compensation), in the amount of up to R$250,000,000.00; and the anual amount of up to R$250,000,000.00 to support the Management’s Pension Plan.

By timely, it clarifies that:

•     the  amounts  now  proposed  are  the  same  as  those  approved  in  the  Annual Shareholders’ Meeting of the previous year (2014) and are consistent with the Managers’ experience and knowledge they have on the Company's business, especially because the majority has made career in the Bradesco Organization itself;

•     the Remuneration Committee will continue to assess, permanently, the corporate performance, the fulfillment of objectives and the business sustainability, with a view to verifying if results justify the distributions of compensation amounts up to the limit proposed;

•     pursuant to letter “n” of Article 9 of the Bylaws, it will be responsibility of the Board of Directors to resolve for the distribution of the annual global compensation and the social security amounts to its own members and to the members of the Board of Executive Officers.

2)    Sitting Members of the Fiscal Council, compensation of R$12,000.00 per month to each Sitting Member.

Additionally, it clarifies that:

a)    the amount proposed complies with the provisions of Paragraph Three of Article 162 of Law #6,404, of December 15, 1976, which sets forth that the compensation of the Fiscal Council’s members, determined by the Shareholders’ Meeting in which they are elected, cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination;

Ann[u]al Shareholders’ Meeting

Board of Directors’ proposals for the Compensation and Social Security Amount of the Management and Compensation for the Fiscal Council’s Sitting Members

(item 5 of the Agenda)

b) the Deputy Members are remunerated only when they replace the Sitting Members, in the cases of  vacancy, absence or temporary impediments.

CidadedeDeus,Osasco,SP, February 5, 2015
Board of Directors
Lázaro de Mello Brandão -Chairman
Luiz Carlos Trabuco Cappi -Vice Chairman
Antônio Bornia
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
José Alcides Munhoz

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More  information  may  be  found  in  Attachment  VII  –  Information  on  the  Management

Compensation and Fiscal Council’s sitting members compensation.

Complementary Information

Attachment I

Information on the capital stock increase by means of bonus stock, according to the terms of Attachment 14 required by Article 14 of CVM Instruction #481, of

December 17, 2009

1.    Inform the amount of the increase and the new capital stock

Increase of R$5,000,000,000.00, raising the capital stock from R$38,100,000,000.00 to R$43,100,000,000.00.

2.    Inform whether the capital stock increase will be made by means of: (a) conversion of debentures into shares; (b) exercise of subscription rights or subscription warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares

Increase by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law # 6,404/76, with bonus shares.

3.    Explain,   in   detail,   the   reasons   for   the   increase   and   its   legal   and   economic consequences

To improve the liquidity of the shares in the market, taking into account that a higher quantity of outstanding shares may potentially improve business; and to allow an adjustment to share prices, making them more attractive and accessible to a greater number of investors. The operation shall have legal consequences, solely by virtue of the  assignment  of  ownership  of  2  new  shares  for  each  10  shares  of  same  class previously held, getting preserved the shareholding proportion of all shareholders, without distinction, since it preserves the proportional shareholding position of all shareholders, without distinction, and economic effects arising from the increment of 10%  in  the  amount  of  interest  on  shareholders’  equity  paid  monthly,  benefiting proportionally all shareholders.

4.    Provide a copy of the Fiscal Council Opinion, if applicable

Full transcription of the Fiscal Council Opinion registered in that Body’s Special Meeting, held on February 5, 2015, “Fiscal Council Opinion - Banco Bradesco S.A. – The undersigned, members of the Fiscal Council of Banco Bradesco S.A., according to the provisions in Item III of Article 163 of Law #6,404/76, proceeding with the examination of the Board of Directors’ Proposals to increase the capital stock by capitalization of reserves with 20% bonus shares, with the consequent amendment to the “caput” of Article 6 of the Bylaws, registered in the Special Meeting #2,326, of that Body, held on this date, suggest the approval by the Company’s shareholders at the Special Shareholders’ Meeting to be held on March 10, 2015, at 4 p.m.”.  Cidade de Deus, Osasco, SP, February 5, 2015. Fiscal Council Members – João Carlos de Oliveira, Nelson Lopes de Oliveira, José Maria Soares Nunes, Domingos Aparecido Maia and Luiz Carlos de Freitas.”

5.    In the event of capital increase by means of subscription of shares

The capital stock increase will not occur by means of subscription of shares, but through capitalization of profit reserves.

6.    In the event there is a capital stock increase by means of capitalization of profits or reserves

a.      Inform  whether  the  face  value  of  shares  will  be  changed,  if  applicable,  or whether new shares will be distributed among shareholders

Complementary Information

Attachment I

Information on the capital stock increase by means of bonus stock, according to the terms of Attachment 14 required by Article 14 of CVM Instruction #481, of

December 17, 2009

The  Company’s  shares,  pursuant  to  statutory  provision,  have  no  par  value, including  the  ones  resulting  from  the  capital  stock  increase  proposed.  The 841,454,808 new shares to be issued will be allocated at no cost to shareholders, as bonus, at the ratio of 2 new shares to each 10 shares of the same type they hold on the record date.

b.    Inform whether the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

The  capitalization  proposed  will  increase  the  number  of  shares  issued  by  the Company as follows:

Number of Shares	Curren[t]	Proposed
Common Shares	[2],103,637,129	[2],524,364,555
Preferred Shares	[2],103,636,910	[2],524,364,292
Total	[4],207,274,039	[5],048,728,847

c.    In the event of distribution of new shares

i.  Inform the number of issued shares of each type and class

Number of Shares Issued by Class
CommonShares	[4][2][0],727,426
PreferredShares	[4][2][0],727,382
Total	[8][4][1],[4][5][4],808

ii.     Inform the percentage in shares to be received by shareholders

All the shareholders will receive, as a bonus, 20% of his/her shareholding position in shares

iii.     Describe the rights, benefits and restrictions attributed to the shares to be issued

Type	Rights	Benefits	Restrictions
Common Shares

• voting right;

• [i]n the case of a public offering

resulting from a possible sale of

the Company’s control, the

common shares not part of the

controlling block will be entitled to

receiving 100% (one hundred

percent) of the price paid per

common share held by the

controlling shareholders.

• entitled to dividends and/or interest on shareholders’ equity that might be declared as of the date of their inclusion in the shareholders’ position. Entitled to receive, fully, any benefits attributed to the other shares as of the aforementioned date.

• conversion of common shares into preferred shares is not allowed;
Preferred Shares

• [p]riority for Capital Stock

repayment in the event f

Company’s winding-up;

• dividends 10% (ten percent)

higher than those attributed to

common shares;

• inclusion in a public offering

resulting from a possible sale of

		• as above.	• has no voting right, except in cases provided by law; • conversion of preferred shares into common shares not allowed.

Complementary Information

Attachment I

Information on the capital stock increase by means of bonus stock, according to the terms of Attachment 14 required by Article 14 of CVM Instruction #481, of

December 17, 2009

the Company’s control, entitling their holders to receive price equal to 80% (eighty percent) of the [p]rice paid per common share that is part of the controlling block.

iv.  Inform the acquisition cost, in Brazilian reais per share, to be attributed so that shareholders may comply with Article 10 of Law # 9,249, of December 26, 1995

The cost attributed to the bonus shares is R$5.942089762 per share, regardless of the class.

v.  Inform the treatment given to fractions, if applicable

The bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold at an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), whose date will be determined after the process is duly approved by the Central Bank of Brazil, after which the respective amounts will remain available to shareholders entitled thereto.

d.    Inform the period set forth in Paragraph 3 of Article 169 of Law # 6,404, as of 1976

Before the auction specified in item 6.c.v, the Company will establish a time limit of not less to 30 (thirty) days, during which the shareholders may transfer the fractions of shares.

7. In the event of an increase of capital by conversion of debentures or  other debt securities into shares or exercise of subscription bonus

It does not apply.

8.  The provisions in items 1 to 7 of this Attachment shall not apply to capital increases arising from option plan, in which case the issuer must inform: "... ”

It does not apply.

Attachment II Information on the legal and economic effects derived from the statutory change, according to the terms of Article 11 of CVM Instruction #481, of December 17, 2009

In relation to the amendment of the "caput" of Article 6 of the Bylaws, due to the capital stock increase by means of capitalization of free existing reserves and issuance of shares to be allotted free of charge to shareholders, as bonus stock, at the ration of 2 new shares for each 10 shares of the same class they hold on the record date, Bradesco Management predicts that the mentioned statutory amendment will produce:

•  legal consequences solely by virtue of the assignment of ownership of 2 new shares for each  10  shares  of  same  class  previously  held,  getting  preserved  the  shareholding proportion of all shareholders, without distinction; and

•  economic effects, deriving from the 10% increment in the total amount of interest on shareholders’ equity paid monthly, benefiting proportionally all shareholders.

Regarding the other statutory amendments proposed, Bradesco Management sees no legal or economic effects, since:

•  Sole Paragraph of Article 1: aims at adapting it to the Regulation for Issuers Listing and Admission to Trading of Securities of BM&FBOVESPA;

•  “caput” of Article 8: the inclusion of a new member to integrate the Board of Directors will not result in an increase in the annual global amount compensation for the Management, since the amount to be perceived by the new member fits within the margin adopted by the Company to support any administrative changes that were necessary in the course of the fiscal year;

•  Paragraph Two of Article 8: deals with the quoruns of installation and resolution of the Board of Directors’ meetings and derive from the need to allow flexibility in the form of participation of its members in the meetings of that Body;

•  “caput” of Article 13: derives from the improvement of its wording;

•  Article 20: transforms the Fiscal Council in permanent body in order to meet the good corporate governance practices; and

•  Article 21: regulates the functioning of the Audit Committee, adapting it to the provisions of Resolution # 4,329, of April 25,2014, of the National Monetary Concil, which provides the reappointment of up to 1/3 of the members of that Body to the maximum of other five consecutive annual terms.

Complementary Information Attachment III Transcription of the Bylaws with the amendments to be submitted to the shareholders’ resolution in the Special Shareholders’ Meeting

Bylaws

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.

Sole Paragraph - As the Company was accepted, on 6.26.2001, in the special listing segment referred to as Corporate Governance Level 1 of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its Shareholders, Management and members of the Fiscal Council, if instated, shall abide by Corporate Governance Level 1 Listing Regulation of BM&FBOVESPA (Level 1 Regulation).

Sole Paragraph – As the Company was accepted, on June 26, 2001, in the special listing segment referred to as Corporate Governance Level 1 of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its shareholders, managers and members of the Fiscal Council shall abide by Corporate Governance Level 1 Listing Regulation of BM&FBOVESPA (Level 1 Regulation). The Company, its managers and shareholders must also observe the provisions in the Regulation for Issuers Listing and Admission to Trading of Securities, including the rules regarding the withdrawal and exclusion of trading of securities admitted to trading in Organized Markets administered by BM&FBOVESPA.

Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6) The capital stock is R$38,100,000,000.00 (thirty eight billion one hundred million reais), divided into 4,207,274,039 (four billion, two hundred and seven million, two hundred seventy four thousand, thirty nine) non-par, book-entry, registered shares, of which 2,103,637,129 (two billion, one hundred and three [m]illion, six hundred thirty seven thousand, one hundred twenty-nine) are common shares and 2,103,636,910 (two billion, one hundred and three million, six hundred thirty six thousand, nine hundred and ten) are preferred [s]hares.

Article 6) The capital stock is R$43,100,000,000.00 (forty three billion and one hundred million reais), divided into 5,048,728,847 (five billion, forty eight million, seven hundred twenty-eight thousand, eight hundred forty seven) non-par, book-entry, registered shares, of which 2,524,364,555 (two billion, five hundred twenty-four million, three hundred sixty four thousand, five hundred fifty five) are common shares and 2,524,364,292 (two billion, five hundred twenty-four million, three hundred sixty four thousand, two hundred ninety two) are preferred shares.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

Paragraph One - Common shares will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.

No amendments.
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	No amendments.
a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation;	No amendments.
b) dividends 10% (ten per cent) higher than those attributed to common shares;	No amendments.

c) inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.

No amendments.

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.

No amendments.
Paragraph Five - The following actions will not be permitted:	No amendments.
a) conversion of common shares into preferred shares and vice versa;
b) issue of participation certificates.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers	No amendments.

Paragraph One - The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within 180 (one hundred and eighty) days.

No amendments.
Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to the previous signature of the Management	No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

Paragraph Three - The term of office of the members of the Board of Directors and of the Board of Executive Officers will be of 1 (one) year and will extend until the investiture of new elected Administrators.

No amendments.
Section V - Board of Directors	No amendments.

Article 8) The Board of Directors will be constituted by 6 (six) to 9 (nine) members elected by the General Shareholders’ Meeting, with a unified 1 (one) year term of office and they can be reelected. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Vice-Chairman.

Article 8) The Board of Directors will be constituted by 6 (six) to 10 (ten) members elected by the General Shareholders’ Meeting, with a unified 1 (one) year term of office and they can be reelected. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Vice-Chairman.

Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.
Included

Paragraph Two – Will be admitted the participation of any member, absent for justifiable reason, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

Renumbered

Paragraph Three - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice- Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

Renumbered

Paragraph Four - In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.
a) to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;	No amendments.
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	No amendments.
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;	No amendments.
d) to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;	No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non- permanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Shareholders’ Equity;

No amendments.
f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	No amendments.
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	No amendments.
h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;	No amendments.

i) to submit to Shareholders’ Meetings appreciation proposals aiming at increasing or reducing the capital share, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

No amendments.
j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;	No amendments.
k) to approve the monetary investment of resources resulting from fiscal incentives;	No amendments.
l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers;	No amendments.
m)to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;	No amendments.
n) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;	No amendments.

o) to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

No amendments.
p) to establish the remuneration of the Audit Committee members and of the Ombudsman;	No amendments.

q) to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments.
Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.
Section VI - Board of Executive Officers	No amendments.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 56 (fifty-six) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 7 (seven) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

No amendments.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice- Presidents, Managing Officers and Deputy Officers, following the dispositions of Paragraph One of Article 7, and the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

No amendments.

Paragraph Two – The requirements provided for in Items II of Articles 18 and 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

No amendments.

Article 13) The Officers of the Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.

Article 13) The Officers shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and item “e” of Article

9 of the present Bylaws.

Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

Paragraph Two - The Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.
Paragraph Three - The Company may be also severally represented by any member of the Board of Executive Officers or by attorney with specific powers, in the following cases:	No amendments.
a) powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;	No amendments.
b) receive judicial or extrajudicial summons or services of process;	No amendments.
c) participation in biddings;	No amendments.

d) representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

No amendments.
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;	No amendments.
f) in “legal testimonies”.	No amendments.
Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the regular duties conferred upon them by the law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.
a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members;	No amendments.
b) Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;	No amendments.
c) Managing Officers shall perform the duties assigned to them;	No amendments.
d) Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;	No amendments.
e) Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;	No amendments.
f) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;	No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

g) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.	No amendments.

Article 15) The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.

No amendments.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under 62 (sixty-two) years old;	No amendments.
II. belong to the staff of employees or managers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	No amendments.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Executive Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 65 (sixty-five) years on the date of the election.

No amendments.
Article 19) To hold the position of Department Officer, of Officer and of Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:	No amendments.
I. be under 60 (sixty) years old;	No amendments.
II. be an employee or officer of the Company or of its subsidiaries.	No amendments.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 62 (sixty-two) years old on the date of the election.

No amendments.
Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.	Article 20) The Fiscal Council, whose operation will be permanent, will be constituted by 3 (three) to 5 (five) effective members and an equal number of substitutes.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

Section VIII - Audit Committee	No amendments.

Article 21) The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, being 1 (one) Coordinator and from 2 (two) to 4 (four) members, to be nominated and dismissed by the Board of Directors, with a 1 (one) year term of office, extending up to the investiture of new members nominated.

Article 21) The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, being 1 (one) designated Coordinator, nominated and dismissible by the Board of Directors, with a 1 (one) year term of office, extending up to the investiture of new members nominated.

Included

Paragraph One – The members of the Audit Committee may remain in the Body for a maximum of 5 terms and may only return to integrate it after, at least, three years from the end of the last reappointment allowed.

Included	Paragraph Two – Up to one-third of the members of the Audit Committee may be reappointed to the body to the maximum of other five consecutive annual terms.
Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	No amendments.
b) to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market;	No amendments.

c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

No amendments.

d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

No amendments.

e) to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

No amendments.
f) to recommend to the Board of Executive Officers correction or improvement in policies, practices and procedures included in its attributions;	No amendments.
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external auditors;	No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

No amendments.
i) to establish operating rules for its functioning;	No amendments.
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.	No amendments.
Section IX - Remuneration Committee	No amendments.

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of 3 (three) to 7 (seven) members, appointed and dismissible from office by the Board of Directors, with 1 (one) year term of office, and one of them shall be designated Coordinator.

No amendments.
Paragraph One - Members will be appointed among members of the Board of Directors and/or Board of Executive Officers, except for 1 (one) member who necessarily will be non-manager.	No amendments.

Paragraph Two - The members of the Board of Directors and the non-manager member, if he is Bradesco Organization’s employee, will not be compensated for the exercise of their position as members of the Compensation Committee. When the member is not an employee and, when appointed, will have his compensation set forth by the Board of Directors, according to market parameters.

No amendments.

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term exceeding 10 (ten) years. Only after the completion of this term, this member may return to the Committee, after

[e]lapsing, at least, 3 (three) years.

No amendments.
Paragraph Fourth - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	No amendments.
Section X - Ombudsman	No amendments.

Article 23) The Company shall have an organizational component referred to as Ombudsman, which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissible by the Board of Directors, with 1 (one) year term of office.

No amendments.
Paragraph One - The Ombudsman’s duty shall be the following:	No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

a) to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;

No amendments.

b) to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;

No amendments.
c) to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;	No amendments.
d) to inform the claimants about the term estimated for final answer, which may not exceed fifteen days;	No amendments.
e) to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;	No amendments.
f) to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;	No amendments.

g) to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

No amendments.
Paragraph Two - The Company:	No amendments.
a) will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;	No amendments.

b) will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

No amendments.
Section XI - Shareholders’ Meetings	No amendments.
Article 24) General and Special Shareholders’ Meetings [w]ill be:	No amendments.
a) called by sending to the shareholders a minimum 15 (fifteen)-day notice;	No amendments.
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.
Section XII - Fiscal Year and Income Distribution	No amendments.
Article 25) The fiscal year coincides with the civil year, ending on December 31.	No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

No amendments.
Article 27) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.
I. constitution of the Legal Reserve;	No amendments.

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

No amendments.

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

No amendments.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.

No amendments.

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.

No amendments.

Complementary Information Attachment III Transcription of the Bylaws, according to the terms of Attachment I of Article 11 of CVM Instruction #481, of December 17, 2009

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest in shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments.

Complementary Information Attachment IV Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

1.    Inform the annual net income.

The net income for 2014 was R$15,088,818 thousand.

2.   Inform  the  total  amount  and  the  amount  per  share  of  dividends, including dividends already paid and interest on shareholders’ equity already declared

Description	Amount R$ Thousand	Amount per Common Share		Amount per Preferred Share
		Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Monthly Interest on Shareholders’ Equity paid from February/2014 to January/2015	994,708	0.225815904	0.191943518	0.248397492	0.211137868
Intermediary Dividends of the 1[s]t half paid on July 18, 2014	829,000	0.188201395	0.188201395(*)	0.207021535	0.207021535 (*)
Complementary Interest on Shareholders’ Equity declared on December 22, 2014, to be paid on March 6, 2015	2,600,300	0.590325800	0.501776930	0.649358380	0.551954623
Complementary Dividends on the amounts already distributed to shareholders related to the year 2014, to be paid on March 6, 2015	630,572	0.143153921	0.143153921(*)	0.157469313	0.157469313 (*)
Total Amount of Dividends and Interest on Shareholders’ Equity related to the year 2014	5,054,580	1.147497020	1.025075764	1.262246720	1.127583339

(*) Not subject to Withholding Income Tax

3.   Inform the percentage of net income for the year distributed

Description	Amount R$ thousand	Percentual
Net Income for the Year 2014	15,088,818	-
Legal Reserve	(754,442)	-
Basis of Calculation of Dividends / Interest on Shareholders’ Equity	14,334,376	-
Dividends paid and to be Paid	1,459,572	-
Gross Amount of Interest on Shareholders’ Equity Paid and to be Paid	3,595,008	-
Total Gross Amount of Dividends and Interest on Shareholders’ Equity	5,054,580	35.26%
Withholding Income Tax on Interest on Shareholders’ Equity (*)	(539,251)	-
Total Net Amount of Dividends and Interest on Shareholders’ Equity	4,515,329	31.50%

(*) Gross Withholding Income Tax does not consider exempt / immune shareholders.

4.   Inform the total amount and the amount per share of dividends distributed based on income of previous years.

The distribution of dividends based on the income of previous years was not proposed.

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

5.   Inform, deducting the dividends already paid and interest on shareholders’ equity already declared:

a.    The gross amount of dividend and interest on shareholders’ equity, segregated by each type and class of share:

Description	Amount R$ thousand	Amount per Common Shares		Amount per Preferred Share
		Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Complementary Dividends to the amounts already distributed to shareholders related to the year 2014, to be paid on March 6, 2015	630,572	0.143153921	0.143153921(*)	0.157469313	0.157469313(*)

(*) Not subject to Withholding Income Tax

b.    The form and term of payment of dividends and interest on shareholders’ equity

Shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled.

Shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The Dividends amounts proposed by the Board of Executive Officers, if approved by the Board of Directors, will be paid on March 6, 2015.

c.    Possible  impact  of  restatement  and  interest  on  the  Dividends  and  Interest  on Shareholders’ Equity

There will be no incidence of update and interest on Dividends.

d.    Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders who will be entitled to receive them

The Board of Executive Officers of Banco Bradesco S.A., in a meeting held on January 29, 2015, decided to propose to the Board of Directors, which will resolve in a meeting to be held on February 9, 2015, the payment of Dividends to the Company’s shareholders, complementing the Interest on Shareholders’ Equity and Dividends related to the year 2014, in the amount of R$630,572,371.85, being R$0.143153921 per common share and R$0.157469313 per preferred share.

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

Shall be benefited the shareholders registered in the Company’s records on February 9, 2015, so that the Company’s shares will be traded “ex-right” on Dividends from February 10, 2015.

Upon the approval of the proposal, the payment will be made on March 6, 2015, by the declared amount, with no Income Withholding Tax, according to  the terms of Article 10 of Law # 9,249/95.

6.   If there were a declaration of dividends or interest on shareholders’ equity based on profits earned in semi annuals balance sheets or shorter periods

a.    Inform the amount of dividends or interest on shareholders’ equity already declared

1.    R$994,708 thousand, regarding the monthly interest on shareholders’ equity;

2.    R$ 829,000 thousand, regarding the intermediary dividends;

3.    R$2,600,300  thousand,  regarding  the  complementary  interest  on  shareholders’ equity.

b.   Inform the date of the respective payments

1. See the following table with monthly interest on shareholders’ equity payments, in the amount of R$994,708 thousand:

Payment Date	Reference Month	Gross Amount per Common Share	Net Amount per Common Share	Gross Amount per Preferred Share	Net Amount per Preferred Share
February 3, 2014	January	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
March 5, 2014	February	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
April 1, 2014	March	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
May 2, 2014	April	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
June 2, 2014	May	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
July 1, 2014	Jun[e]	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
August 1, 2014	July	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
September 1, 2014	August	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
October 1, 2014	September	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
November 3, 2014	October	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
December 1, 2014	November	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
January 2, 2015	December	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

2. The value of intermediary dividends, in the amount of R$829,000 thousand, was paid on July 18, 2014.

3. The value of complementary interest on shareholders’ equity, in the amount of R$2,600,300 thousand, will be paid on March 6, 2015.

7.   Provide a comparative table indicating the following amounts per each type and class of share:

a.   Netincomeof theyearandof the3(three)previousyears

Year	Amount R$
2014	3.60
2013	[2].[86]
2012	[2].[71]
2011	[2].[63]

P.S.:  Book Net Income per share in 2012 and 2011, adjusted by the bonus stock process that occurred in March 2013, to allow comparability.

b.   Dividends  and  interest  on  shareholders’  equity  distributed  in  the  3  (three) previous years

Year 2013	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February/2013 to January/2014)	0.225816	0.248397	972,752	145,913	826,839
Intermediary Interest on Shareholders’ Equity of the 1[s]t half (paid on July 18, 2013)	0.188253	0.207079	829,998	124,500	705,498
Complementary Interest on Shareholders’ Equity (paid on March 7, 2014)	0.322577	0.354834	1,.421,300	213,195	1,208,105
Complementary Dividends (paid on March 7, 2014)	0.193827	0.213209	853,858	-	853,858
Total accured on December 31, 2013	0.930473	1.023519	4,077,908	483,608	3,594,300

Year 2012	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from August/2012 to January/2013	0.112908	0.124199	452,558	67,884	384,674
Intermediary Interest on Shareholders’ Equity of the 1[s]t half (paid on July 18, 2012)	0.188185	0.207003	754,349	113,152	641,197
Complementary Interest on Shareholders’ Equity (paid on March 7, 2013)	0.512558	0.563814	2,054,400	308,160	1,746,240
Monthly Dividends (paid from February to July/2012)	0.091609	0.100770	367,208	-	367,208
Complementary Dividends (paid on March 7, 2013)	0.066485	0.073134	266,483	-	266,483
Total accured on December 31, 2012	0.971745	1.068920	3,894,998	489,196	3,405,802

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

Year 2011	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Complementary Interest on Shareholders’ Equity (paid on March 8, 2012)	0.576206	0.633827	2,309,800	346,470	1,963,330
Intermediary Interest on Shareholders’ Equity (paid on July 18, 2011)	0.155521	0.171073	624,187	93,628	530,559
Monthly Dividends ( paid from February/2011 to January/2012)	0.163919	0.180311	655,057	-	655,057
Complementary Dividends (paid on March 8, 2012)	0.037742	0.041516	151,291	-	151,291
Total accured on December 31, 2011	0.933388	1.026727	3,740,335	440,098	3,300,237

8.   In case of allocation of profits to the legal reserve:

a.   Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$754,442 thousand.

b.   Explain in detail the manner of calculation of the legal reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law #6,404/76 and has the purpose of ensuring the integrity of the capital stock.

Out of the net income for the year, 5% (five percent) will be allocated to the recording of legal reserve, which will not exceed 20% (twenty percent) of the Company’s capital stock. Pursuant Paragraph One of Article 193 of the Corporate Law, the  legal reserve may not be recorded in the fiscal year when the balance of such reserve, added by the amount related to capital reserves addressed by Paragraph 1 of Article 182 (with amendments introduced by the Law # 11,638/07), exceeds 30% of the capital stock.

Any net losses may be debited to the legal reserve. The amounts of the legal reserve must be approved at the annual shareholders’ meeting and may only be used to increase the Company’s capital stock or compensate losses. Thus, the resources from the legal reserve are not available for the payment of dividends.

On December 31, 2014, the amount of the legal reserve was R$5,193,467 thousand, which was equivalent to approximately 13.63% of the Company’s paid up capital on the same date.

9.   If the company owns preferred shares entitled to fixed or minimum dividends

a.   Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

b.  Inform on whether the income for the year is sufficient for full payment of fixed or minimum dividends;

The Company has no preferred shares entitled to fixed or minimum dividends.

c.   Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d.   Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

e.   Identify the fixed or minimum dividends to be paid per preferred share of each class

The Company has no preferred shares entitled to fixed or minimum dividends.

10. In relation to the mandatory dividend

a.   Describe the method of calculation provided in the Bylaws

The  method  of  calculation  is  provided  in  the  Articles  26  and  27  of  the  Bylaws, transcribed as follow:

“Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval  of  the  Board  of  Directors,  may  determine  the  preparation  of balance sheets for shorter periods of time, including monthly balance sheets.

Article27) TheNetIncome,asdefinedinArticle191oftheLaw#6,404asofDecember 15,1976,accountedateverysix-monthorin theannualbalance sheetwillbe allocatedin thefollowingorder:

I.     constitution of the Legal Reserve;

II.    constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.   payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs Two and Three of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of mentioned Law # 6,404/76.

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on shareholders’ equity, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.”.

b.   Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.   Inform the amount eventually withheld

The Company has no dividends withheld.

11. If there is retention of mandatory dividend due to the company’s financial situation:

a.   Inform the amount withheld

The Company has no dividends withheld.

b.   Describe, in detail, the financial situation of the company, including aspects related to the analysis of liquidity, working capital and positive cash flows

The Company has no dividends withheld.

c.   Justify the withholding of dividends

The Company has no dividends withheld.

12. If there is allocation of income to the reserve for contingencies

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

a.   Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

b.   Identify the loss considered probable and its cause

There is no proposal for the allocation of the net income to the reserve of contingencies.

c.   Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve of contingencies.

d. Justify the establishment of the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

13. If there is the allocation of income to the reserve of profits to be realized

a.   Inform the amount allocated to the reserve of profits to be realized

There is no proposal for the allocation of net income to the reserve of profits to be realized.

b.   Inform the nature of the unrealized profits that led to the reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

14. If there is the allocation of income to the statutory reserves a.   Describe the statutory clauses that establish the reserve

Pursuant to the legislation, the Article 28 of the Bylaws sets forth that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, 100% (one hundred percent) may be allocated   to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, of the Bylaws, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76 (with amendments of the Law # 10,303/01), the Net Income balance for the purpose of constituting the reserve will be determined after the full deduction of such allocations.

Complementary Information Attachment VI Information on the net income allocation of the year, according to the terms of Attachement 9-1-II of CVM Instruction #481, of December 17, 2009

b.   Identify the amount allocated to the reserve

The amount allocated to the reserve is R$9,279,796 thousand.

c.   Describe the method used to calculate the amount

The amount of R$9,279,796 thousand is the result of the Net Income for the Year, deducted from the Legal Reserve and of the Dividends and Interest on Shareholders’ Equity, as stated below:

Description	Amount R$ thousand
Net Income for the Year 2014	[15],0[88],[8][1][8]
Legal Reserve	(754,442)
Dividends paid and to be paid	(1,459,572)
Interest on Shareholders’ Equity paid and to be paid	(3,595,008)
Amount Allocated to the Statutory Reserves	[9],279,796

15. If there is retention of profits provided in the capital budget

a.   Identifytheamountwithheld

There is no proposal for the retention of profits provided in the capital budget.

b.   Provide a copy of the capital budget

There is no proposal for the retention of profits provided in the capital budget.

16.   If there is the allocation of income for the tax incentive reserve a.   Inform the amount allocated to the reserve

There is no proposal for the allocation of net income for the tax incentive reserve.

b.   Explain the nature of the allocation

There is no proposal for the allocation of net income for the tax incentive reserve.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Résumés of the Candidates Appointed to the Board of Directors

Lázaro de Mello Brandão

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Lázaro de Mello Brandão
b. age: 88 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 004.637.528/72
e. position held: Chairman of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.17.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions or functions held at Bradesco: Member of the Remuneration Committee (statutory), holding the position of Coordinator.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones[22].

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. résumé with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Member) . In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

• position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Member). In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradespar S.A.

• position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Member). In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must pr eside over the meetings and Shareholders’ Meetings.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A.,

Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies

Banco Bradesco S.A.

1.15.1963 – Vowel Officer

7.13;1970 – Deputy Officer

1.15.1971- Executive Officer

9.12.1977 – Executive Vice-President

1.8.1981 – Chief Executive Officer

3.10.1982 – Chief Executive Officer and Vice-Chairman of the Board of Directors

2.12.1990 to 3.10.1999 – Chief Executive Officer

since 2.12.1990 – Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 9.28.1990 – Chairman of the Board of Directors

Bradespar S.A.

since 7.30.2004 – Chairman of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: Not applicable.
b. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issu er, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.   name: Mr. Lázaro de Mello Brandão

b.   position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Chairman of the Board of Directors	Tenure ended in October	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.      name: Mr. Lázaro de Mello Brandão

b.      position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Luiz Carlos Trabuco Cappi

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos Trabuco Cappi
b. age: 63 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 250.319.028/68
e. position held: Vice Chairman of the Board of Directors and Chief Executive Officer
f. election date: 3.10.2014 (Board of Directors) e 3.12.2014 (Board of Executive Officers)
g. inauguration date: 4.17.2014 (Board of Directors) and 5.14.2014 (Board of Executive Officers)

h. term of office: Board of Directors - one (1) year extending to the entrance into office of the Managers elected by the Annual General Meeting in 2015; Board of Executive Officers - one (1) year extending to the entrance into office of the Managers elected by the 1st Board of Directors Meeting to be held after the Annual General Meeting in 2015.

i. other positions held at Bradesco: Member of the Remuneration Committee (statutory body).
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and functions inherent to the position: Vice Chairman of the Board of Directors (Executive Member) and CEO, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; As Vice Chairman: replace the Chairman when the position is vacant or during his absences or temporary impediments; As Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

In the period between 3.10.2009 and 3.11.2014, held the position of Member of the Board of Directors (Executive Member), cumulatively with the position of CEO.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

• position and functions inherent to the position: Vice Chairman of the Board of Directors (Executive Member), whose duties of Director are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; As Vice Chairman: replace the Chairman when the position is vacant or during his absences or temporary impediments; As Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members. In the period between 4.30.2009 and 4.29.2014, held the position of Member of the Board of Directors (Executive Member), cumulatively with the position of CEO.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradespar S.A.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

•           position and  functions inherent to  the  position:  Vice  Chairman of  the  Board of Directors (Executive Member) and CEO, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; As Vice Chairman: replace the Chairman when the position is vacant or during his absences or temporary impediments; As Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

In the period between 4.29.2009 and 4.27.2014, held the position of Member of the Board of Directors (Executive Member).

•           the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group: Direct:

Cidade de  Deus  -  Companhia Comercial de Participações, NCF  Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.1984 to 3.12.1992 – Department Officer

3.10.1998 – Executive Managing Officer

3.10.1999 – Executive Vice President

3.10.2009 to 3.11.2014 – Member of the Board of Directors

since 3.10.2009 – Chief Executive Officer Cumulative Positions             Cumulative Positions
since 3.12.2014 – Vice Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

(ex-Potenza Leasing S.A. – Arrendamento Mercantil) (ex-Ford Leasing S.A. – Arrendamento Mercantil)

4.19.2004 – Officer

4.30.2009 to 4.29.2014 – Member of the Board of Directors

since 4.30.2009 – Chief Executive Officer Cumulative Positions           Cumulative Positions
since 4.30.2014 – Vice Chairman of the Board of Directors

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

since 4.28.2014 – Vice Chairman of the Board of Directors

Odontoprev S.A.

12.23.2009 to 4.1.2014 – Chairman of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
[b]. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/3):

a.  name: Mr. Luiz Carlos Trabuco Cappi

b.  position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Alpha Serviços de Rede de Autoatendimento S.A	09.092.759/0001-16	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term ended in April	Indirect	Chief Executive Officer	Term ended in April	Indirect
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Director and Chief Executive Officer	Term as Member of the Board of Directors ended in October	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.	2.568.821/0001-22	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors and Chief Executive Officer	-	Direct	Member of the Board of Directors and Chief Executive Officer	-	Direct	Member of the Board of Directors and Chief Executive Officer	-	Direct
Bradesco Services Co., Ltd.	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
	01.222.069/0001-22	Chief Executive	-	Direct	Chief Executive	-	Direct	Chief Executive	-	Direct

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Companhia Securitizadora de Créditos Financeiros Rubi		Officer			Officer			Officer
Elo Participações S.A.	09.227.099/0001-33	Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect
Elo Serviços S.A.	09.227.084/0001-75	-	-	-	-	-	-	-	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	-	-	-
Odontoprev S.A.	58.119.199/0001-51	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
União Participações Ltda.	05.892.410/0001-08	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: Mr. Luiz Carlos Trabuco Cappi

b.    position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Antônio Bornia

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Antônio Bornia
b. age: 79 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passaport number: CPF 003.052.609/44
e. position held: Member of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.17.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at Bradesco: Member of the Remuneration Committee (statutory body).
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws, and replace the Chairman when the position is vacant or during his absences or temporary impediments.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD

Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws, and replace the Chairman when the position is vacant or during his absences or temporary impediments.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação

Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradespar S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member) , whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws, and replace the Chairman when the position is vacant or during his absences or temporary impediments.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação

Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.29.1975 – Deputy Officer

4.26.1979 - Officer

6.08.1981 – Executive Vice President

3.10.1999 – Vice Chairman of the Board of Directors

Since 3.12.2014 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

7.30.2004 – Vice Chairman of the Board of Directors

Since 4.30.2004 – Member of the Board of Directors

Bradespar S.A.

[s]ince 3.30.2000 - Vice Chairman of the Board of Directors

Brasmotor S.A.

4.25.1996 to 4.07.1998 – Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.    Name: Mr. Antônio Bornia

b.    Position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Vice Chairman of the Board of Directors	-	Direct	-	-	-	-	-	-
Banco Bradesco Europa S.A.	05.720.915/0001-95	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Bradesco Securities Hong Kong Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: Mr. Antônio Bornia

b.    position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct
Fundação Bradesco	60.701.521/0001-06	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Mário da Silveira Teixeira Júnior

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Mário da Silveira Teixeira Júnior
b. age: 68 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 113.119.598/15
e. position held: Member of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.17.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions or functions held at Bradesco: Member of the Remuneration, Compliance and Internal Control Committees (statutory body). In this last Committee he holds the position of Coordinator.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

• position and functions inherent to the position: Member of the Board of Directors(Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A.:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradespar S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family

• company: Vale S.A.

• position and functions inherent to the position: Vice-Chairman of the Board of Directors and member of the Strategic Committee, whose assignments of Board member are the same as those of the Board of Directors set out in law and the Bylaws of the company; and as a member of the Strategic Committee, issue opinions on: strategic guidelines and Vale’s strategic plan proposed, annually, by the Board of Executive Officers; Vale’s annual and multiannual investment budgets proposed by the Board of Executive Officers to the Board of Directors; investment opportunities and/or disinvestment proposals by the Board of Executive Officers to the Board of Directors; mergers, split and incorporation processes in which Vale and its subsidiaries are parties, as well as on acquisitions of shareholdings proposed by the Board of Executive Officers to the Board of Directors.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Iron ore extraction.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Vale S.A.:

- Controlling Group: Direct: Valepar S.A.

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd.; BNDES Participações S.A.

• company: Valepar S.A.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

•           position and  functions inherent to  the  position:  Vice  Chairman of  the  Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws, and replace the Chairman when the position is vacant or during his absences or temporary impediments.

•           the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively participate, as a shareholder, of the capital stock of Vale S.A.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Valepar:

-Controlling Group:

Litel  Participações  S.A.,  Bradespar  S.A.,  Bradespar  S.A.,  Mitsui&Co.,  Ltd,  BNDES Participações S.A.

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.
1.30.1984 – Department Officer
3.12.1992 – Executive Managing Officer
3.10.1998 – Executive Vice President
3.10.1999 to 7.16.2001 – Member of the Board of Directors since 3.14.2002 - Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil
since 7.30.2004 - Member of the Board of Directors

Bradespar S.A.
3.30.2000 - Member of the Board of Directors
7.16.2001 to 3.14.2002 – Chief Executive Officer since 4.30.2002 - Member of the Board of Directors

Vale S.A. (former Companhia Vale do Rio Doce)
4.16.2003 - Member of the Board of Directors

[s]ince 5.21.2003 – Vice Chairman of the Board of Directors

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Companhia Paulista de Força e Luz (CPFL)

11.18.1997 to 4.24.2000 - Member of the Board of Directors

8.02.2001 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Piratininga de Força e Luz

4.30.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Siderúrgica Nacional - CSN

3.1.1996 to 4.25.2000 – Sitting Member of the Board of Directors

CPFL Energia S.A.

8.30.2001 - Member of the Board of Directors

4.30.2003 to 4.28.2006 – Sitting Member of the Board of Directors

CPFL Geração de Energia S.A.

8.02.2001 - Member of the Board of Directors

4.29.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Net Serviços de Comunicação S.A.

2.05.1998 to 4.25.2000 – Deputy Member of the Board of Directors

Rio Grande Energia S.A.

12.09.1997 to 4.27.2000 – Deputy Member of the Board of Directors

São Paulo Alpargatas S.A.

3.29.1996 - Member of the Board of Directors

2.03.1997 to 4.14.1999 – Sitting Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a. name: Mr. Mário da Silveira Teixeira Júnior

b. position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	Term ended in October	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a. name: Mr. Mário da Silveira Teixeira Júnior

b. position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

João Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Aguiar Alvarez
b. age: 54 years old
c. profession: Agronomist Engineer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 029.533.938/11
e. position held: Member of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.17.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradespar S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação

Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

• company: Cidade de Deus - Companhia Comercial de Participações

• position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, from April 19, 1988, he started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.1990 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of the issuer: Mr. João Aguiar Alvarez is the brother of Ms. Denise Aguiar Alvarez, Member of Bradesco’s Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.

d. (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

Mr. João Aguiar Alvarez is the son of Mrs. Lina Maria Aguiar, Member of the Board of Directors of the Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: Not applicable.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. João Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: Mr. João Aguiar Alvarez

b.    position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Denise Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Denise Aguiar Alvarez
b. age: 57 years old
c. profession: Educator
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 032.376.698/65
e. position held: Member of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.28.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest  equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradespar S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest  equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A.,

Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A..

- Others:

Aguiar Family.

• company: Cidade de Deus - Companhia Comercial de Participações

• position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, since July 18, 1988, she started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

[s]ince 2.12.1990 – Member of the Board of Directors

Bradespar S.A.

[s]ince 3.30.2000 - Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of Bradesco: Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

d. (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Ms. Denise Aguiar Alvarez is the daughter of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: Not applicable.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Ms. Denise Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.      name: Ms. Denise Aguiar Alvarez

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Carlos Alberto Rodrigues Guilherme

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Carlos Alberto Rodrigues Guilherme
b. age: 71 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 021.698.868/34
e. position held: Member of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.17.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.

i. other positions held at the issuer: Member of the Committees of Remuneration and Audit (statutory bodies), as Coordinator of this last one, as well as the Ethical Conduct, Compliance and Internal Controls, and Sustainability Committees.

j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest  equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações

- Others

Aguiar Family

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other

Aguiar Family

• company: Bradespar S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco; Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1986 – Department Officer

3.10.1998 – Executive Deputy Officer

3.10.1999 – Executive Managing Officer

since 3.10.2009 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.30.2009 - Member of the Board of Directors

Bradespar S.A.

[s]ince 4.29.2009 - Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
[b]. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.     name: Mr. Carlos Alberto Rodrigues Guilherme

b.     position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	Term ended in October	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a. name: Mr. Carlos Alberto Rodrigues Guilherme

b. position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Milton Matsumoto

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Milton Matsumoto
b. age: 69 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 081.225.550/04
e. position held: Member of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.17.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.

i. other positions held at the issuer: Member of the Statutory Committees of Remuneration (statutory body), Compliance and Internal Control, Sustainability and Ethical Conduct, being the Coordinator of this last one.

j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest  equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD

Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others

Aguiar Family.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. – Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other

Aguiar Family.

• company: Bradespar S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.11.1985 – Department Officer

3.10.1998 – Executive Deputy Officer

3.10.1999 – Executive Managing Officer

since 3.10.2011 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.29.2011 - Member of the Board of Directors

Bradespar S.A.

[s]ince 4.28.2011 - Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
[b]. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.    name: Mr. Milton Matsumoto

b.    position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	-	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect parent  companies (page 1/1):

a.      name: Mr. Milton Matsumoto

b.        position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Positon	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

José Alcides Munhoz

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: José Alcides Munhoz
b. age: 66 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 064.350.330/72
e. position held: Member of the Board of Directors
f. election date: 3.10.2014
g. inauguration date: 4.17.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, pro[v]ide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

• position and duties: Member of the Board of Directors (Non-Executive Director), whose attributions are the same as the Board, established in law and in the bylaws, held, between 1.3.2012 and 3.9.2014, the position of Executive Vice-President, whose role pursuant the Bylaws was to collaborate with the Chief Executive Officer in carrying out his duties.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

•    the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The  company’s  core  business:  To  perform  banking  transactions  in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade  de  Deus  -  Companhia  Comercial  de  Participações,  Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.,

NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•     position  and  duties:  Member  of  the  Board of  Directors  (Non-Executive Director), whose attributions are the same as the Board, established in law and in the bylaws, held, between 1.3.2012 and 3.9.2014, the position of Executive   Vice-President,   whose   role   pursuant   the   Bylaws   was   to collaborate with the Chief Executive Officer in carrying out his duties, supervise and coordinate the areas under his responsibility.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradespar S.A.

• position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Other

Aguiar Family.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1989 - Officer

1.2.1995 – Department Officer

3.10.1998 – Executive Deputy Officer

3.10.1999 – Executive Managing Officer

1.3.2012 – Executive Vice President

since 3.10.2014 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

4.30.2012 – Vice President

Since 4.30.2014 – Member of the Board of Directors

Bradespar S.A.

since 4.28.2014 - Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
j. any criminal conviction Not applicable.
iv. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
v. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
e. managers of the issuer Not applicable.
f. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
g. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
h. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
c. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

d. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/2):

a. name: José Alcides Munhoz

b. position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Officer	-	Direct	Officer	-	Direct	Officer	Term ended on April. The company was incorporated	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Officer	-	Direct	Officer	-	Direct	Officer	Term ended on April	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on April. The company was incorporated	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Officer	-	Direct	Officer	-	Direct	Officer	Term ended on March	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	Term ended on April	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on March	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on April	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on April	Direct

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on April	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Officer	-	Indirect	Officer	-	Indirect	Officer	Term ended on April	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on March	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	On April 30 went to office as Member of the Board of Directors	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Officer	-	Indirect	Officer	-	Indirect	Officer	Term ended on March	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Officer	-	Indirect	Officer	-	Indirect	Officer	Term ended on April	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Officer	-	Direct	Officer	-	Direct	Officer	Term ended on April	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on March	Direct
União Participações Ltda.	05.892.410/0001-08	Officer	-	Indirect	Officer	-	Indirect	Officer	Term ended on March	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: José Alcides Munhoz

b. position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note		Position	Note		Position	Note
BBD Participações S.A	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Managing Body Member and Managing Officer	-	Direct	Managing Body Member and Managing Officer	-	Direct	Managing Body Member and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Aurélio Conrado Boni

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Aurélio Conrado Boni
b. age: 63 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 191.617.008/00
e. position held: Executive Vice President
f. election date: 3.12.2014
g. inauguration date: 5.14.2014

h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected at the first meeting of the Board of Directors, to be held after the Annual Shareholders Meeting 2015.

i. other positions held at Bradesco: Member of the Integrated risk management and capital allocation, and Sustainability Committees (non-statutory bodies).
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

• position and duties: Executive Vice-President, whose role pursuant the Bylaws was to collaborate with the Chief Executive Officer in carrying out his duties, supervise and coordinate the areas under his responsibility.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

12.19.1997 – Department Officer

12.3.2001 – Executive Managing Officer

Since 4.30.2012 – Executive Vice President

Bradesco Leasing S.A. - Arrendamento Mercantil

4.30.2012 – Vice President

b. description of any of the following events that have taken place in the past 5 years:
[k]. any criminal conviction Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

vi. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
vii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, [b]etween the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
[b]. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Conrado Boni and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/2):

a.   name: Aurélio Conrado Boni

b.    position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2012		Subsidiary	2013		Subsidiary	2014		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Officer	-	Direct	Officer	-	Direct	Officer	Term ended on April. The company was incorporated	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	Term ended on June. The company was incorporated	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Indirect
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Bradesco Seguros S.A.	33.055.146/0001-93	Managing Officer	-	Indirect	Managing Officer	-	Indirect	Managing Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Complementary Information
Attachment V
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009
regarding the Parent Companies’ Proposal to elect the Board of Directors’ members

Columbus Holdings S.A.	09.092.789/0001-22	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
CPM Holdings Limited	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Indirect
União Participações Ltda.	05.892.410/0001-08	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

Résumés of the Candidates Appointed to the Fiscal Council

João Carlos de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Carlos de Oliveira
b. age: 62 years old
c. profession: Businessman
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 171.602.609/10
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 4.22.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. since 3.11.2013 – Sitting Member of the Fiscal Council
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable..
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: Not applicable.
[b]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Domingos Aparecido Maia

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Domingos Aparecido Maia
b. age: 62 years old
c. profession: Accountant
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 714.810.018/68
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 4.22.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: No.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. [s]ince 3.10.2005 – Sitting Member of the Fiscal Council
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable..

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, [b]etween the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: Not applicable.
[b]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

José Maria Soares Nunes

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: José Maria Soares Nunes
b. age: 56 years old
c. profession: Accountant
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 001.666.878/20
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 4.22.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

8.26.2002 to 6.29.2012 – Department Officer

since 3.11.2013 – Sitting Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable..
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: Not applicable.
[b]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. José Maria Soares Nunes and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

c.   name: Mr. José Maria Soares Nunes

 d.    position held at Bradesco: Sitting Member of the Fiscal Council

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body	Term ended in june	Direct	-	-	-	-	-	-

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. José Maria Soares Nunes and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

e.   name: Mr. José Maria Soares Nunes

 f.     position held at Bradesco: Sitting Member of the Fiscal Council

Company	Corporate Taxpayer’s Identification (CNPJ)	2012		Parent Company	2013		Parent Company	2014		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body	Term ended in june	Direct	-	-	-	-	-	-

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

Renaud Roberto Teixeira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Renaud Roberto Teixeira
b. age: 71 years old
c. profession: Businessman
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 057.180.078/53
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 5.6.2014
h. term of office: of one (1) year, until the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. 1.02.1995 to 3.10.2004 – Officer [s]ince 3.10.2005 – Deputy Member of the Fiscal Council
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, [b]etween the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: Not applicable.
[b]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Jorge Tadeu Pinto de Figueiredo

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Jorge Tadeu Pinto de Figueiredo
b. age: 62 years old
c. profession: Lawyer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 399.738.328/68
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 5.6.2014
h. term of office: of one (1) year, until the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1998 to 3.10.2000 – Department Officer

3.14.2002 to 3.12.2007 – Deputy Member of the Fiscal Council since 3.10.2009 - Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: Not applicable.
[b]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Nilson Pinhal

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Nilson Pinhal
b. age: 62 years old
c. profession: Businessman

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

d. CPF (Individual Taxpayer’s ID) or passport number: CPF 221.317.958/15
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 5.6.2014
h. term of office: of one (1) year, until the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

Complementary Information Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009 regarding the Parent Companies’ Proposal to elect the Fiscal Council’s members

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. since 3.10.2014 - Deputy Member of the Fiscal Council
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.
[b]. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
[d]. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
c. Bradesco’s direct or indirect subsidiary: Not applicable.
[d]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment VI
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by preferred shareholder

Nelson Lopes de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, state, as a table:
a. name: Nelson Lopes de Oliveira
b. age: 73 years old
c. profession: Businessman
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 036.974.608/20
e. position held: Sitting Member of the Fiscal Council.
f. election date: 3.10.2014
g. inauguration date: 4.22.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

Complementary Information
Attachment VI
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by preferred shareholder

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.; NCF Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.18.1989 – Officer

3.10.1998 to 3.14.2002 – Department Officer

3.14.2002 – Deputy Member of the Fiscal Council since 9.3.2008 – Sitting Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.

Complementary Information
Attachment VI
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by preferred shareholder

c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: Not applicable.
b. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

João Batistela Biazon

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Batistela Biazon
b. age: 70 years old
c. profession: Businessman
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 003.505.919/20
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 5.6.2014

Complementary Information
Attachment VI
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by preferred shareholder

h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: No.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Deputy Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1989 – Officer

8.27.2001 to 3.11.2007 – Department Officer

since 3.12.2007 – Deputy Member of the Fiscal Council

Complementary Information
Attachment VI
Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by preferred shareholder

[b]. description of any of the following events that have taken place in the past 5 years:
j. any criminal conviction Not applicable.
iv. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
v. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer Not applicable.
[b]. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable..
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
[a]. Bradesco’s direct or indirect subsidiary: Not applicable.
[b]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information
Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder

Luiz Carlos de Freitas

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos de Freitas
b. age: 62 years old
c. profession: Accountant
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 659.575.638/20
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2014
g. inauguration date: 4.22.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: No.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

Complementary Information
Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

• company: Vale S.A.

• position and functions inherent to the position: Deputy Member of the Board of Directors and Member of the Controllership Committee, whose assignments of Board member are the same as those of the Board of Directors set out in law and in the Company’s Bylaws; and as a member of the Controllership Committee, are: To propose to the Board of Directors, the indication of the person responsible for the internal auditing in the Society, introduced by the responsible for the internal auditing, as well as it’s application, follow up the internal auditing results, and identify, give priority, and propose to the Board of Directors, actions to be followed with the Board of Executive Officers.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from Vale:

The company’s core business: Iron ore extraction.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Vale S.A.:

- Controlling Group: Direct: Valepar S.A.

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd.; BNDES Participações S.A.

• company: Valepar S.A.

Complementary Information
Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder

• position and functions inherent to the position: Deputy Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively participate, as a shareholder, of the capital stock of Vale S.A.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Valepar:

-Controlling Group:

Litel Participações S.A., Bradespar S.A., Bradespar S.A., Mitsui&Co., Ltd, BNDES Participações S.A.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 3.10.2014 – Sitting Member of the Fiscal Council

Vale S.A.

4.16.2003 to 8.29.2003 – Sitting Member of the Fiscal Council

Since 4.27.2007 – Deputy Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer Not applicable.

Complementary Information
Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable..
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: Not applicable.
[b]. Bradesco’s direct or indirect parent company: Not applicable.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Oswaldo de Moura Silveira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Oswaldo de Moura Silveira
b. age: 72 years old
c. profession: Investor
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 039.735.148/87
e. position held: Deputy Member of the Fiscal Council

Complementary Information
Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder

f. election date: 3.10.2014
g. inauguration date: 5.6.2014
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2015.
i. other positions held at the issuer: Not applicable.
j. elected by the controlling shareholder or not: No

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

• the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Aguiar Family.

Complementary Information
Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

8.21.1995 to 3.10.2000 – Department Officer

3.14.2002 to 3.10.2005 – Sitting Member of the Fiscal Council

since 3.10.2014 – Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction Not applicable.
ii. any conviction in an administrative proceeding of the CVM and the penalties Not applicable.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer Not applicable.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries Not applicable.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders Not applicable.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies Not applicable.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
c. Bradesco’s direct or indirect subsidiary: Not applicable.
d. Bradesco’s direct or indirect parent company: Not applicable.

Complementary Information
Attachment VI Items 12.6 to 12.10 of Attachment 24 of CVM Instruction #480, of December 7, 2009,
regarding the appointment of candidates to compose the Fiscal Council formalized by non controlling common shareholder

c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people Not applicable.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

13. Management Compensation

13.1. Description of the policy or compensation practice, including the Board of Executive Officers

a) Objectives of the policy or practice of compensation

In 2012, Bradesco amended its compensation policy for managers, to reflect the objectives established by Resolution # 3,921, of the National Monetary Council (CMN), of November 25, 2010, which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

•  ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions;   in   competence   and   professional   reputation,   in   view   of   their experience and qualification; and in the value of their services in the market;

•  providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and

•  ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b) Composition of compensation, indicating:

i. description of the compensation elements and objectives of each one of them

a) Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and any Variable Compensation awarded according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/No 001/2014, in item 13.2, for the years 2014, 2013 and 2012, we are indicating the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b) Fiscal Council

The Compensation of the Sitting Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

c) Audit Committee

The   composition  of   the   compensation  of   the   Members  of   the  Audit Committee, with exception of one member that only receives compensation to participate in the Board of Directors, is 100% compensation and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the  accounting  practices  adopted  in  the  preparation  of  the  Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his  function, proving  the high  degree of  expertise required from them, including by the regulatory bodies.

d) Compensation Committee

The Compensation Committee, defined in the Bylaws, will be composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution #3,921, of November 25, 2010, of the National Monetary Council, by 1 (one) non-administrator member. The members of the Board of Directors and the non-administrator member, when an employee of the Bradesco Organization, will not be compensated due to the position of Member of the Remuneration Committee. While being a non-employee, when nominated, the Member will have his/her compensation set by the Board of Directors, according to the market parameters. No Manager of Bradesco Organization is remunerated for the performance of their duties in the Organization’s Committees.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

e) Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act at Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

ii. the proportion of each component in the total compensation

The Managers' compensation is composed by Fixed Compensation, represented by Monthly Compensations fixed according to the duration of their term, and possible Variable Remuneration awarded according to the criteria of multiple Monthly Compensations, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not fixed, and it can be changed annually.

Fiscal Year ended in December 31, 2014	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	26.01%	28.02%	45.97%	100%
Board of Executive Officers	26.26%	28.77%	44.97%	100%
Fiscal Council	100%	0.00%	0.00%	100%
Audit Committee (except 1 member who is also a Board of Directors’ member and his compensation is calculated considering his Board of Directors’ membership)	100%	0.00%	0.00%	100%

1)  The  proportion/percentage  highlighted  in  the  Fixed  Annual  Compensation  column  includes  the  value  of  the  INSS  (Social  Security) recognized in the Company’s results.

2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results.

3) The amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers and Employees of Bradesco Organization.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

iii. methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

Bradesco Organization understands:

•  Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Administrator’s term.

•  Variable  Compensation:  eventual  amount,  attributed  to  the  Managers,  in addition to the Fixed Compensation. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares issued by Banco Bradesco S.A., which will be filed and unavailable ("Restricted Shares"). The Restricted Shares will become available in 3 (three) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•  Global Amount: includes the total compensation (Fixed Compensations and any possible Variable Compensation).

To determine the global amount for compensation, the Bradesco Organization observes the following aspects:

1. Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Global Amount for compensation (Monthly Compensation and possible  Variable  Compensation)  and  the  payment  of  the  Variable Compensation limited to Global Amount, to be distributed to the Managers of each subsidiary of the Organization.

To define the Global Amount for compensation (Monthly Compensations and possible Variable Compensation), the Remuneration Committee shall observe the following aspects:

•  size and result of the company comparing to its competitors;

•  domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•  internal and external factors that may affect the Organization’s businesses (current and potential risks); and

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

•  Organization’s global performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC (Department of Research and Economic Studies), DPOC (Department of Planning, Budget and Control), General Accounting and DCIR (Department of Integrated Risk Control), besides other areas it deems appropriate.

2. Board of Directors: Organization's highest management body. It must evaluate the Remuneration Committee proposals and approve them, fully or with amendments it deems necessary, or reprove them, observing the following.

3. Shareholder’s Meeting: it is incumbent on the Shareholders Meeting to approve the Global Amount for the compensation of the Company.

After fulfilled all steps to determine and approve de Global Amount for compensation,  it  is  incumbent  on  the  Board  of  Directors  of  Bradesco  to establish  the  compensation  of  each  one  of  the  Managers,  comprised  by Monthly Compensation and an possible Variable Compensation.

Audit Committee

The process to calculate and adjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

iv. reasons that justify the composition of compensation

Bradesco Organization adopts the system of "Closed Career", hiring new employees, preferably to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled with trained professionals at own Organization and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, Bradesco Organization promotes a constant and rotational motion, shifting employees/Managers, especially those in positions of command of areas. Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time devoted to their duties; (iii) the competence and professional reputation, considering their experience and qualification; and (iv) the value of its services in the market.

c) main  performance  indicators  that  are  taken  into  consideration  in determining each component of compensation

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus,  even  with  the  establishment  of   goals  and  objectives  for   all  areas, individually, for purposes of compensation prevails the global performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

The performance of Managers, considering the individual performances and the performance of their respective areas, is accompanied by their respective superiors.

For the formal evaluation process, specific indicators are defined for areas and for individual assessment, as the functions of the Manager, taking into account the areas for business, controls, and other support areas.

For areas assessment, the following groups of indicators are considered, as a minimum:

a.  main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b. actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c.  actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

d. actions  directed  to  customer  service:  are  indicators  that  assess  the results/levels of satisfaction of internal and/or external customers; and

e. actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, the following indicators are considered, as a minimum:

a. quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager evaluated;

b. commitment with strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c.  participation in collegiate decisions: aims to evaluate the active participation in meetings and committees convened, with opinions that contributed to the submitted decisions;

d. leadership team: evaluates the team management process;

e. planning: assesses the ability to plan the activities of their area in the medium and long term;

f.  overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g.  applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance evaluations of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department-DCIR, and the General Inspectorate Department- IGL are considered areas of internal control and risk management in the context of the Bradesco organization, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Global Amount, to set the value of the Fixed Compensation and, consequently,   any   Variable   Compensation   for   each   one   of   the   Managers,  in compliance with the following rules:

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

i.    uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background   or   other   difference   that   the   Board   of   Directors   deems appropriate;

ii.    part of the Global Amount approved will be distributed in fixed equal monthly installments  during  the  term  of  office  of  the  Manager,  subject  to  the provisions above, called Monthly Compensation;

iii.    the  remaining  part  of  the  Global  Amount  may be  distributed  as  Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with, as a minimum, in addition to the scenarios set for the period, the (i) individual and unit performance of the business/area under  responsibility of the Manager; (ii) the performance of the Organization as a whole; and (iii) the relationship among these performances and the risks assumed, recording the result of these analyses in the minutes of meeting of the Body itself, covering the distribution proposal.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, if applicable, the amount of the Variable Compensation that will be paid to Managers, which will correspond to multiple equal Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e) how the compensation policy or practice is in line with the issuer’s short,

medium and long term interests

In addition to the current legislation, in Bradesco Organization, to fix the Managers’ Compensation, it is taken into consideration the organizational culture, having as the main practices the "Rotation of Duties" in management positions, the adoption of the system of "Closed Career" for the ascension in functional and managing positions and the taking decisions, primarily by collegiate bodies.

It’s a practice of Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The system of "Closed Career" is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, have absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

By force of this practice, consistently adopted over decades, is that the leadership positions, including in the Board of Directors, are held by people who began his career at Bradesco Organization.

In addition to this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable ("Restricted Shares").

Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment 1 (one) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Period of Deferral.

For the establishment of the deferral of 50% described previously, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution #

3,921, the Organization takes into account the rotation of duties of the Managers mentioned, as well as the collegiate decision-making process through its various committees, with the consequent dilution of possible risks arising from its decisions. Thus, a single 50% of net amount of Variable Remuneration, therefore over 40% provided for in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f)  existence  of  compensation  supported  by  subsidiaries,  controlled  or direct or indirect parent companies

Not applicable.

g) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Bradesco does not practice this type of compensation.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

13.2 - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation planned for current fiscal year (2015) – Annual Amount
Number of members	Board of Directors	Board of Executive Officers	Fiscal Council	Total
	9.00	89.00	5.00	103.00
Fixed annual compensation	14,000,000.00	111,000,000.00	720,000.00	125,720,000.00
Salary or fees	14,000,000.00	111,000,000.00	720,000.00	125,720,000.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Commitee membership	-.-	-.-	-.-	-.-
Other	-.-	-.-	-.-	-.-
Description of “Other” fixed compensation	-.-	-.-	-.-	-.-
Variable compensation	14,000,000.00	111,000,000.00	-.-	125,000,000.00
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	14,000,000.00	111,000,000.00	-.-	125,000,000.00
Description of “Other” variable compensations	From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

Post-employment benefits	28,000,000.00	222,000,000.00	-.-	250,000,000.00
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based	-.-	-.-	-.-	-.-
Total Compensation	56,000,000.00	444,000,000.00	720,000.00	500,720,000.00

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

Total compensation for fiscal year 2014 - annual amount
Number of members	Board of Directors	Board of Executive	Fiscal Council	Total
	7.83	88.42	4.67	100.92
Fixed annual compensation	15,165,500.00	116,036,655.00	823,200.00	132,025,355.00
Salary or fees	12,380,000.00	94,723,800.00	672,000.00	107,775,800.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Commitee membership	-.-	-.-	-.-	-.-
Other	2,785,500.00	21,312,855.00	151,200.00	24,249,555.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result			-.-
Variable compensation	16,338,437.50	127,127,992.30	-.-	143,466,429.80
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	16,338,437.50	127,127,992.30	-.-	143,466,429.80
Description of “Other” variable compensations

Variable Compensation R$13,337,500.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$3,000,937,50

Variable Compensation R$103,777,952.90; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$23,350,039.40

Post-employment benefits	26,800,140.28	198,754,636.47	-.-	225,554,776.75
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based	-.-	-.-	-.-	-.-
Total Compensation	58,304,077.78	441,919,283.77	823,200.00	501,046,561.55

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

Total compensation for fiscal year 2013 – annual amount
Number of members	Board of Directors	Board of Executive	Fiscal Council	Total
	7.00	88.83	3.00	98.83
Fixed annual compensation	25,872,000.00	112,637,280.00	529,200.00	139,038,480.00
Salary or fees	21,120,000.00	91,948,800.00	432,000.00	113,500,800.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	4,752,000.00	20,688,480.00	97,200.00	25,537,680.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result
Variable compensation	30,744,560.00	136,996,160.00	-	167,740,720.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,744,560.00	136,996,160.00	-	167,740,720.00
Description of “Other” variable compensations

Variable Compensation R$25,097,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,646,960.00.

Variable Compensation R$111,833,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$25,162,560.00.

Post-employment benefits	46,106,175.34	203,893,824.66	-	250,000,000.00
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Benefits motivated by leaving the position	-	-	-	-
Stock based	-	-	-	-
Total Compensation	102,722,735.34	453,527,264.66	529,200.00	556,779,200.00

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

Total compensation for fiscal year 2012 – annual amount
Number of members	Board of Directors	Board of Executive Officers	Fiscal Council	Total
	7.00	90.75	3.00	100.75
Fixed annual compensation	25,872,000.00	115,612,315.00	529,200.00	142,013,515.00
Salary or fees	21,120,000.00	94,377,400.00	432,000.00	115,929,400.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	4,752,000.00	21,234,915.00	97,200.00	26,084,115.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result.
Variable compensation	30,572,080.00	134,193,605.00	-	164,765,685.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,572,080.00	134,193,605.00	-	164,765,685.00
Description of “Other” variable compensations	Variable Compensation R$24,956,800.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,615,280.00.

Variable Compensation R$109,545,800.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$24,647,805.00.

Post-employment benefits	45,459,184.00	204,540,816.00	-	250,000,000.00
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Benefits motivated by leaving the position	-	-	-	-
Stock based	-	-	-	-
Total Compensation	101,903,264.00	454,346,736.00	529,200.00	556,779,200.00

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

13.3 – Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council:

a)   body (see table in “c.ii” below)

b)  number of members (see table in “c.ii” below)

c)   in relation to bonus:

i.  minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount of the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Number of Members	Maximum amount provided to the Compensation Plan (*)
Board of Directors	[9]	14,000,000.00
Statutory Board of Executive Officers	[89]	111,000,000.00
Total	[98]	125,000,000.00
Fiscal Council (**)	[5]	-

(*)The global annual amount for the compensation is up to R$250,000,000.00, being provided R$125,000,000.00 as compensations and R$125,000,000.00 as variable compensation.

(**)The Composition of the monthly compensation of the Fiscal Council’s Sitting Members is 100% fixed Compensations.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish value for compensation linked automatically to the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the global performance of the Organization, regardless of area, whether considered support or business, technical or relationship area.

iv.      amount effectively recognized in the results of 2014

Body	Number of Members	Amount recognized in the results of 2014
Board of Directors	[7].83	[13],[3][3][7],500.00
Statutory Board of Executive Officers	[88].42	[1][0][3],777,952.90
Total	[96].25	[1][1][7],115,452.90
Fiscal Council (**)	[4].67	-

a)        (**) The composition of the monthly compensation of the Fiscal Council’s Sitting Members is 100% fixed compensations.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

d) in relation to the participation in the result:

i. minimum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv. amount effectively recognized in the result of the last 3 fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 – Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution #3,921, of the National Monetary Council, of November 25, 2010, in case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council - by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES		BRADESPAR
	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED
Board of Directors	12,752,657	19,417,842	9	-	60,295,810	-	841,616	1,234,861
Board of Executive Officers	283,065	1,834,119	7	-	35,707,911	17,680,260	2,008	19,709
Fiscal Council	25,124	362,762	-	-	-	-	2,984	9,488

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

13.6 – Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Check item 13.4

13.7  –  Information  on  options  (open)  held  by  the  Board  of  Directors  and Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and

Statutory Board of Executive Officers.

13.8 – Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Check item 13.7.

13.9 – Information necessary for understanding the data disclosed in items 13.6 to 13.8 - Method of pricing the value of shares and options

Check item 13.7.

13.10 – Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers a) body

See table 13.10

b) number of members

See table 13.10

c) name of the Plan

Plano 5x4 de Previdência Privada - PGBL

d) number of managers that meet the conditions to retire

See table 13.10

e) conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, proportional,   resulting   from   the   amount   accumulated   in   the   participant’s individual account (contributions made by the company and the participant).

f) updated value of accumulated contributions in the pension plan until the        end   of   last   fiscal   year,   deducting   the   portion   related   to contributions directly made by the administrators

See table 13.10

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

g) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after two fiscal years subsequent to the contributions made, in compliance with the rules that govern the matter.

Table 13.10

Body (item “a”)	Number of Members (item “b”)		Item "d"	Item "f"	Item "g"
	Retired	Active		R$	R$
Board of Directors	7	1	-	59,113,849.32	26,800,140.28
Board of Executive Officers	11	75	-	405,873,825.41	198,754,636.47
TOTAL	[18]	[76]	-	464,987,674.73	225,554,776.75

13.11 – highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council: Reason for not fulling the table:

The Company’s management and oversight bodies are staffed with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th  Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction #480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

On May 17, 2013 a judgment on the merits of the referred lawsuit was handed down, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM -, that: “…abstain from implementing the requirement contained in subsection 13.11 of Attachment 24 of CVM Instruction #480, as well as apply any penalty related to the noncompliance to the referred request, to IBEF associates and to the companies to which they are linked…”.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

CVM filed an appeal, which was received only on devolution effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance on 12/19/2013.

The reason for the suspension of the disclosure of minimum, medium and maximum compensation of the members of the companies’ management and oversight bodies is based on the preservation of individual rights to privacy and safety of the individual members of said statutory bodies.

In  respect to  these individual  rights and  judicial  decision  referred to  above, the Company will not disclose the information, unless judicial determination otherwise.

13.12 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 – Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

2014
Body	%
Board of Directors	100.00%
Statutory Board of Executive Officers	95.35%
Fiscal Council	0.00%

2013
Body	%
Board of Directors	100.00%
Statutory Board of Executive Officers	93.26%
Fiscal Council	0.00%

2012
Body	%
Board of Directors	100.00%
Statutory Board of Executive Officers	92.13%
Fiscal Council	0.00%

13.14  –  Managers  and  Fiscal  Council´s  Member’s  compensation,  grouped  by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

Complementary Information Attachment VII Item 13 of Attachment 24 of CVM Instruction #480, of December 7, 2009

13.15 – Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Year 2014 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Position in these companies

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	50,268,234,80	-	-	50,268,234,80
Companies under common control	-	-	-	-

Yaer 2013

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	-	-	-	-
Companies under common control	-	-	-	-

Year 2012

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	-	-	-	-
Companies under common control	-	-	-	-

13.16 – Other relevant information

There is no other information that we deem relevant.

Complementary Information Attachment VIII – Power of Attorney Sample

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], RG (Identity Card) # ......................../[ISSUING BODY], CPF (Individual Taxpayer’s ID) #............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], RG (Identity Card) # ......................../[ISSUING BODY], CPF (Individual Taxpayer’s ID) #..........................., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2015, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of shares issued by the aforementioned Bank, with powers to present proposals, examine, discuss and vote on matters to be submitted to resolution of the aforementioned Meetings, sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney.

Mentioned attorney-in-fact shall exercise the powers that were granted to him/her, observing the limits imposed by the legislation in force and by the items of the agenda listed in the call notice, pursuant to the guidance below.

[City, State,] .......................... de 2015

[Shareholder]

(Notarized signature)

Special Shareholders’ Meeting	Annual Shareholders’ Meeting
• Board of Directors’ proposal to increase the capital [s]tock by means of capitalization of reserves with 20% bonus stock. ☐ favor ☐ against ☐ abstention	• analysis of the management report and exam, [d]iscussion and voting on the Financial Statements related to the fiscal year ended on December 31, 2014 ☐ favor ☐ against ☐ abstention

• Board of Directors’ proposal to partially amend the

Company’s Bylaws in:

• Article 1 – Sole Paragraph

• Article 6 – “caput”

• Article 8

• Article 13 - “caput”

• Article 20

• Article 21

☐ favor ☐ against ☐ abstention

• net income allocation of the fiscal year 2014 and ratification of the distribution of interest on [s]hareholders’ equity and dividends paid and to be paid. ☐ favor ☐ against ☐ abstention

• definition of the number of members of the Board

of Directors; reelection of the members to compose

the Board of Directors appointed by the parent

companies: Messrs. Lázaro de Mello Brandão, Luiz

Carlos Trabuco Cappi, Antônio Bornia, Mário da

Silveira Teixeira Júnior, João Aguiar Alvarez, Ms.

Denise Aguiar Alvarez, Messrs. Carlos Alberto

Rodrigues Guilherme and Milton Matsumoto and

José Alcides Munhoz; and election of the new

[m]em[b][e]r to compose the Board of Directors, Mr.

Aurélio Conrado Boni, also appointed by the parent

companies.

☐ favor ☐ against ☐ abstention

• election of the Fiscal Council’s members:

• appointed by the parent companies: Sitting

Members: Messrs. João Carlos de Oliveira,

Domingos Aparecido Maia and José Maria

Soares Nunes; Deputy Members: Messrs.

Renaud Roberto Teixeira, Jorge Tadeu Pinto de

Figueiredo and Nilson Pinhal.

☐ favor ☐ against ☐ abstention

OR

• appointed by non controlling shareholders:

Sitting Member: Luiz Carlos de Freitas; Deputy

Member: Oswaldo de Moura Silveira.

☐ favor ☐ against ☐ abstention

• compensation and amount to support the Management’s Pension Plan ☐ favor ☐ against ☐ abstention • monthly compensation of the Fiscal Council’s sitting members ☐ favor ☐ against ☐ abstention

Complementary Information Attachment IX Specif power of attorney sample to separate voting – shareholders holding preferred shares

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], RG (Identity Card) # ......................../[ISSUING BODY], CPF (Individual Taxpayer’s ID) #............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], RG (Identity Card) # ......................../[ISSUING BODY], CPF (Individual Taxpayer’s ID) #..........................., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2015, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of preferred shares issued by the aforementioned Bank, with powers to vote, exclusively, on the Fiscal Council’s members appointed by preferred shareholders, observing the provisions of Articles 161 and 162 of Law #6,404, and he/she can sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney.

Mentioned attorney-in-fact shall exercise the powers that were granted to him/her exclusively in relation to item “4” of the Annual Shareholders’ Meeting, observing the limits imposed by the legislation in force, pursuant to the guidance below.

[City, State,] .................................2015

 _______________________________

[Shareholder]

(Notarized signature)

Candidates appointed by Mr. Roberto Kaminitz:

Sitting Member: Nelson Lopes de Oliveira; Deputy Member: João Batistela Biazon.

☐ favor                                  ☐ against                                         ☐ abstention

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.1 - General Financial and Equity Conditions

Directors should comment:

a) general financial and equity conditions

The  directors  understand  that  the  Bank  has  all  financial  and  asset conditions  to  ensure  the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The directors’ analysis is based on information from the last three financial statements at the balance sheet date and the last financial information disclosed, as follows:

2014

In 2014, Brazil experienced yet another moment in its well-established democracy, promoting elections that  generated great interest from the general public  –  who  were involved by the strength of the campaigns and a fierce contest at the polls. Now, economic officials face the task of revisiting projections and strategies, setting the groundwork for changes that can lead the country towards a leap in development.

The Bradesco Organization believes there are reasons to feel optimistic about the future of Brazil. In this context, we hope that domestic economic policy and external factors, such as the recovery of the US economy and the recovery efforts of the economies pegged to the Euro, can create growth opportunities in the country.

At Bradesco, among the most significant events of this past year, we should emphasize our permanence in the select group of companies in the BM&FBovespa’s ISE (Corporate Sustainability Index),  and  the  Dow  Jones  Sustainability  Index,  of  the  New  York  Stock  Exchange,  which  it comprises for the ninth consecutive year; the launch of the payment solutions company Stelo S.A., as well as that of LIVELO S.A., which will take care of business related to a coalition loyalty program – both in conjunction with Banco do Brasil. Also worth mentioning were the opening of the second Fluvial Service Station on the Solimões River, serving 11 riverside towns along a 1,600- km extension of the river, and the establishment of the first branch in Vila Kennedy, a community in the west side of Rio de Janeiro, aimed at the financial inclusion of approximately 130 thousand residents.

As it celebrates 71 years of existence, Bradesco boasts a strong balance sheet position that confirms the success of the strategies applied, which in turn are consistent with the choice of retail banking as our flagship product line for the goals democratization of credit and banking inclusion. Our market performance is the result of the instrumentality of an extensive and well-distributed Service Network and of our digital channels. This wide range of options is made possible by a constant and robust investment in infrastructure and especially in technology, which positions Bradesco at the forefront of banking technology.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

The Bradesco Organization maintains its commitment to corporate sustainability, seeking to integrate its basic principles to its global strategic planning. Among its social initiatives, we should highlight the work developed by the Bradesco Foundation, which offers free and high-quality education.  The  foundation  focuses  its  work  on  regions  that  face  greater  educational  and healthcare shortages in the country, with a network of 40 schools that constitute one of the largest socio-educational programs promoted by the private sector on a global scale.

The strength of the Bradesco brand will remain a powerful ally in the continuous effort of earning and maintaining market positions, and it is boosted by the competent and loyal dedication of its directors and employees, to whom we express our gratitude. We also wish to thank our customers and shareholders for the trust which has allowed us to stand apart from the competition.

The following are some of the most noteworthy events involving the Bradesco Organization over the past year:

•  on April 17 Bradesco and Banco do Brasil launched Stelo S.A., a payment solutions company that manages, operates and explores the payment facilitator segment for e-commerce and digital portfolio business; on May 14, they formed LIVELO S.A., whose purpose will be to explore businesses related to coalition loyalty program, allowing the client to accumulate and redeem points in various partners;

•  on May 27 the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship serves approximately 50 communities and 11 cities, covering a stretch of around 1,600 kilometers between Manaus and Tabatinga and bringing banking services that make life easier at these riverside communities;

•  on July 7, Bradesco was issued the Quality Certificate issued by IIA – Institute of Internal Auditors, an entity present in more than 130 countries, empowered to assess and grant the Quality Certificate to internal audits. The certificate is the recognition that Bradesco has an internal audit structure that is prepared to act independently in all its dimensions, with emphasis on best practices for Risk Assessment and for the effectiveness of Internal Controls;

•  on July 17, Bradesco and the major retail Banks in the country signed a new Shareholders’ Agreement for TecBan – Banking Technology S.A., which provides that, in approximately 4 years, their external networks of Self-Service Terminals will be consolidated into Banco24Horas terminals;

•  on July 28 Bradesco formalized a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus,  and  all  support  and  maintenance  contracts  signed  between  Scopus  and  its  other clients;

•  on August 4, the opening of the first branch in Vila Kennedy, a community located in the west side of the city of Rio de Janeiro, allowing the financial inclusion of approximately 130 thousand residents;

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

•  on September 12, for the ninth consecutive year, Bradesco was selected to comprise the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, as part of the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets Index; on November 27,  it  was  once  again  selected  to  comprise  the  Corporate  Sustainability  Index  (ISE)  of BM&FBOVESPA, which reflects the return of a portfolio composed of shares of the companies with the best performance in the ISE indicators; and

•  on September 15, it earned the RA1000 Reclame AQUI, as the first bank to be awarded the RA1000, the maximum seal of quality for handling complaints made to the website Reclame AQUI.

Book net income was R$ 15.089 billion for the year, corresponding to R$ 3.60 per share and annualized return of 19.8% on average Shareholders’ Equity. The return on Average Total Assets was 1.6%. Consolidated Shareholders’ Equity amounted to R$ 81.508 billion and total assets stood at R$ 1.032 trillion.

Loan operations

The democratization of credit can be achieved by expanding and diversifying the credit available, and by more attractive interest rates. These key factors have increased the volume of financing operations conducted directly or in partnerships with market players, as well as in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

•    R$ 455.127 billion was the balance, at year-end, of the consolidated credit operations, in the expanded concept, including sureties and guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables and rural loans, for a 6.5% increase for the year.

•    R$ 23.146 billion was the consolidated balance of the provision for doubtful accounts, considering  an  additional  provision  of  R$ 4.007 billion,  which  includes  provision  for guarantees provided, in the amount required by Resolution No. 2682/99 issued by the National Monetary Council.

Funding and Asset Management

At year-end, the funds obtained and managed totaled R$ 1.426 trillion, 13.2% higher than the previous year. In all, the Bank manages 26.482 million checking account customers, 59.091 million savings accounts with balances of R$ 92.155 billion, accounting for 17.6% of the SBPE – Brazilian Savings and Loan System.

•    R$ 531.806 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits, a 12.1% increase.

•    R$ 488.730 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, a 12.3% increase.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

•    R$ 217.526 billion,  recorded  in  Foreign  exchange  portfolio,  Borrowings and  onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, a 22.0% increase.

•    R$ 153.267 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 12.5% increase.

•    R$ 34.770 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$ 13.090 billion.

At the end of the 2014 fiscal year, Bradesco’s market value, taking into account the closing quotations of ON and PN common and preferred shares, was R$ 145.536 billion,  representing 1.8 times the Book Value on 12/31/2014, and up 13.6% compared to December 31, 2013.

2013

The year 2014 will be challenging comparing to the start of the reduction of monetary stimuli in the U.S., as well as the slight slowdown in China’s growth. A scenario to be overcome by emerging countries, on the other hand, is a unique opportunity for those nations to improve their macroeconomic and institutional foundations.

Brazil is not immune to this external context, but is better poised to face the challenges. The resumption of economic activity in Brazil in the last few months of 2013 has been supported mainly by productive investments, which tend to become intensified with the current program of public concessions in infrastructure, as well as the major sporting events that will occur between 2014 and 2016.

Bradesco remains optimistic about Brazil, envisioning a favorable outlook in the segments in which it operates. The volume of credit tends to grow at sustainable rates compatible with the risk, while gains in income and creation of jobs are still present. Given the intense and continuous process of social mobility in recent years, which is still under way, the scenario for the banking and insurance sectors in Brazil remains very promising.

At Organização Bradesco, among the major events of the fiscal year, it was recorded that on March 10, Bradesco completed 70 years in business, with an active presence in Brazilian life, permanent incentives for the democratization of financial products and services, and a renewed willingness to expand its business horizons. Guided by realistic strategies, it grew rapidly and soon became the Bank of the Brazilians. For such, it built an extensive Customer Service Network that today allows it to be present in all regions of the nation, promoting banking inclusion and social mobility.

It is also noteworthy that Organização Bradesco has once again been selected to be part of:

•    Dow Jones Sustainability World Index – DJSI, a select list of the New York Stock Exchange that gathers companies with best practices for sustainable development, in addition to the Dow Jones Sustainability Emerging Markets, a portfolio created earlier this year, for which companies with DJSI performance ranked among the top 10% in their respective sector are eligible; and

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

•    Corporate Sustainability Index (ISE) of BM&FBOVESPA S.A. - Securities, Commodities and Futures  Exchange,  which  reflects  the  return  of  a  portfolio  comprised  of  shares  of companies with the best performance in all dimensions that measure corporate sustainability.

Book  net  income  was  R$ 12.011 billion  for  the  year,  corresponding to  R$2.86  per  share  and annualized return of 17.7% on average Shareholders’ Equity. The return on average total assets was 1.3%. Consolidated Shareholders’ Equity amounted to R$ 70.940 billion and total assets stood at R$ 908.139 billion.

Loan Operations

The democratization of credit is part of Bradesco’s strategy. It is achieved through expansion and diversification of the offer and the more attractive interest rates, differentiating factors that have increasingly risen the volume of transactions in loans made directly or in partnerships with market agents and other lines aimed at individuals, such as payroll lending, through its extensive network of Branches, Service Stations and Sales Promoters.

•    R$ 427.273 billion  was  the  year-end  balance  of  consolidated  loan  operations,  in  the expanded  concept, which  includes Sureties and  Guarantees, Letters of  Credit, Prepaid Credit Card Receivables, Debentures, Promissory Notes, Co-obligation in Assignments for Investment Funds in Credit Rights, Real Estate and Rural Loans Receivables Certificates, with an increase of 10.8% in the period.

•    R$ 21.687 billion  was  the consolidated balance of  the provision for doubtful  accounts, considering  an  additional  provision  of  R$ 4.036 billion,  which  includes  provision  for guarantees provided, in the amount required by Resolution No. 2682/99 issued by the National Monetary Council.

Funding and Asset Management

Bradesco  manages,  on  the  whole,  26.400 million  account  holders,  and  50.897 million  savings account holders with a balance of R$ 80.718 billion, which accounts for 17.2% of the Brazilian Savings and Loans System (SBPE). At the end of the year, the Organization’s total funding and asset management reached R$1.260 trillion, a 2.8% increase as compared to the previous year.

•    R$474.342 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits, a 1.5% increase.

•    R$435.364 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

•    R$ 178.294 billion,  recorded  in  Foreign  exchange  portfolio,  Borrowings and  onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, an 11.0% increase.

•    R$ 136.229 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 9.7% increase.

•    R$ 35.827 billion in Foreign Resources, through public and private issues, Subordinated Debt Abroad, Securitization of Future Financial Flows and Loans and Transfers Abroad, representing US$ 15.294 billion.

At the  end  of  the  2013 fiscal year, Bradesco’s market  value, taking into account the closing quotations of ON and PN common and preferred shares, was R$ 128.085 billion. Starting in May 2013, Bradesco’s common shares became part of the Bovespa Index.

2012

The year of 2012 posed a rather challenging scenario. It is important to evaluate the changes observed in the financial system, in view of the period experienced by the sector in the last years. Institutions have accordingly redoubled the attention they pay to the flow of operations, whereas also expanding the range of general services offered to customers.

In mid-2012, the world’s foremost central banks – atypically and sternly – renewed or extended the commitment to provide liquidity to the markets, which contributed decisively to reducing the risks of extreme events on the international scenario. On the other hand, the need for fiscal adjustment in the U.S. and Europe maintains a bias for sluggish global growth in 2013.

Brazil  is  not  immune  to  this  global  scenario,  in  spite  of  the  improved  macroeconomic fundamentals observed in the last years. Brazil, however, starts to reap the benefits of the larger room for maneuver it enjoys in comparison to other countries. The several incentive measures adopted over the last months have started producing visible effects regarding the resume of the economic activity, whereas certain relevant steps have been taken to improve infrastructure, adjust  tax  distortions  and  enhance  the  efficiency  of  the  production  sector,  and  these  are significant topics for improving the economy growth.

In spite of Brazil’s undeniable vocation to export, the main economic driving force has been and will continue to be the domestic demand, particularly the consumption by families and investments, which benefit from the upcoming great sports events to be held in the next three- year period. In this context and in view of the ongoing social mobility process and the readiness of Brazilian institutions in face of the new rules of capital limits and structure that should be implemented beginning 2013, the perspectives for the Brazilian banking system remain favorable.

For the Organização Bradesco, among the significant events highlighting the period, noteworthy were the following:

•  on March 5, start of activities of subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, aimed at prospecting opportunities and distributing fixed- and non-fixed income products. Accordingly, Bradesco expands its international distribution channels, strengthening contacts with global investors present in that market, in addition to providing access to a new base of institutional investors;

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

•  on March 7, a 10% rise in the Monthly Dividends amount, paid per share to shareholders beginning   May   2012,   in   conformity   with   the   Monthly   Compensation   System,   from R$ 0.014541175 per share to R$ 0.015995293, for common shares, and from R$0.015995293 per  share  to  R$ 0.017594822,  for  preferred  shares.  On  June  20,  the  Board  of  Directors approved the monthly payment of Interest on shareholders’ equity, in lieu of the Monthly dividends, from August 2012;

•  on March 13, start of transactions involving ADRs – American Depositary Receipts indexed to common  shares,  on  the  New  York  Stock  Exchange  (NYSE),  US.  The  Program  meets  the demands of institutional investors, among them foreign investment funds, and with this measure, Bradesco has now both common and preferred shares traded in the US;

•  on August 30, launch of Bradesco Next – the bank of the future –, a space at the forefront of innovation for introducing and experiencing new technologies, and customer products and services;

•  on September 13, Bradesco was once again chosen to make up the Dow Jones Sustainability World Index, a short list of the New York Stock Exchange gathering companies with the best sustainable development practices;

•  on November 14, Bradesco’s ON common shares were chosen to make up the MSCI Brazil Ratio, the leading provider of tools for supporting investment decision-making, in force from December 2012; and

•  on November 30, Bradesco was once again chosen to made up the Corporate Sustainability Index (ISE) of BM&FBovespa, which reflects the return provided by a portfolio with shares of companies with the best performances at all levels measuring the corporate sustainability.

Book  net  income  was  R$ 11.381 billion  for  the  year,  corresponding to  R$2.98  per  share  and annualized return of 19.0% on average Shareholders’ Equity. The return on average total assets was 1.4%. Consolidated Shareholders’ Equity amounted to R$ 70.047 billion and total assets stood at R$ 879.092 billion.

Loan Operations

Among Bradesco’s basic strategic guidelines, we have credit democratization, by way of a diversified offer and more attractive interest rates, has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individuals, such as loans repaid, through its extensive Branches Network, points of service, sales representatives and the Customer Service Center 0800 call Loans.

•    The  balance  at  the  end  of  the  year  was  R$ 385.529 billion,  for  consolidated  loan operations, under the expanded concept, which includes Advances on exchange contracts, sureties and endorsements, credit card and lease receivables, with an 11.5% increase in the period.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

•    R$ 21.299 billion was the consolidated balance of allowance for doubtful accounts, taking into account an additional provision of R$ 4.010 billion exceeding that one required by the National Monetary Council (CMN) Resolution nº 2682/99.

Funding and Asset Management

Bradesco  manages,  on  the  whole,  25.693 million  account  holders,  and  48.596 million  savings account holders with a balance of R$ 69.042 billion, which accounts for 17.7% of the Brazilian Savings and Loans System (SBPE). At the end of the year, the Organization’s total funding and asset management reached R$1.225 trillion, a 20.1% increase as compared to the previous year.

•    R$ 467.449 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits, a 12.7% increase.

•    R$ 441.832 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, a 31.7% increase.

•    R$  168.735 billion,  recorded  in  Foreign exchange portfolio,  Borrowings and  onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, and other funding, a 11.7% increase.

•    R$ 124.217 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 19.8% increase.

•    R$ 22.995 billion in Foreign funds, by way of public and private issuances, subordinated debt and securitization of future financial flows, which represented US$11.253 billion.

At the end of the 2012 fiscal year, Bradesco’s market value, taking into account the closing quotations of ON and PN common and preferred shares, was R$131.908 billion, a 23.3% increase as compared to the closing of the 2011 fiscal year. Taking into account only the closing quotation of PN shares (more liquid) at the same date, Bradesco’s market value was R$ 134.257 billion, a 14.4% increase as compared to the 2011 fiscal year. In the annual comparison, Ibovespa posed a 7.4% increase.

The following are comments about our key indicators:

I)  Capital Adequacy Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of the new capital structure began in Brazil. The Central Bank of Brazil (Bacen), through CMN Resolution nº 4192/13, set out the new methodology for calculating the Referential Equity, or “PR” (Patrimônio de Referência), superseding CMN Resolution nº 3444/07.

175

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Given that this methodology involves the introduction of new adjustments, we adapted the time series, showing – in periods – the transition from Basel II to Basel III.

The calculation of our Basel Index is shown below:

Calculation basis	Financial Consolidated Capital Adequacy Ratio (Basel III) (1)		Consolidate d Econom ic- Financial Adequacy Capital Ratio (Basel II)	Variation
	Dec14	Dec13	Dec12	Dec14 x Dec13		Dec13 x Dec12
				R$	%	R$	%
Capital - PR	98,605	95,804	96,933	2,801	2.9	(1,129)	(1.2)
Tier I	77,199	70,808	66,066	6,391	9.0	4,742	7.2
Common equity	77,199	70,808	66,066	6,391	9.0	4,742	7.2
Shareholders ’ equity	81,508	70,940	70,047	10,568	14.9	893	1.3
Prudential adjus tments as per CMN Resolution No. 4.192/13 (2)	(4,309)	(132)	-	(4,177)	3,164.4	(132)	-
Adjus tments as per CMN Resolution No. 3.444/07	-	-	(3,981)	-	-	3,981	(100.0)
Supplementary capital	-	-	-	-	-	-	-
Tier II	21,406	24,996	30,867	(3,590)	(14.4)	(5,871)	(19.0)
Mark-to-m arket adjus tments	-	-	4,229	-	-	(4,229)	-
Subordinated debt (3)	21,406	24,996	26,638	(3,590)	(14.4)	(1,642)	(6.2)
Risk-weighted assets - RWA	597,213	576,777	600,520	20,436	3.5	(23,743)	(4.0)
Credit risk	544,798	526,108	503,136	18,690	3.6	22,972	4.6
Operational risk	30,980	23,335	31,197	7,645	32.8	(7,862)	(25.2)
Market risk	21,435	27,334	66,188	(5,899)	(21.6)	(38,854)	(58.7)
Total Index (4)	16.5%	16.6%	16.1%
Tier I capital	12.9%	12.3%	11.0%	0.6 p.p.		1.3 p.p.
Common equity	12.9%	12.3%	-	0.6 p.p.		12.3 p.p.
Tier II capital	3.6%	4.3%	5.1%	(0.7) p.p.		(0.8) p.p.

(1)Since October 2013,capital is calculated as per CMN Resolution No.4192/13,which establishes that calculation is based on the “FinancialConsolidated” by December 2014 and “Prudential Consolidated”  as of January 2015;

(2) The prudential adjustments are progressive deductions that are already being applied on the main capital and w ill f ollow  the implementation schedule, as provided by CMN Resolution No. 4192/13. The impact of these adjustments in the Common Equity deduction w as 0% in 2013, 20% in 2014, and w ill be 40% in 2015, 60% in 2016, 80% in 2017 and 100% in 2018;

(3) Furthermore, it is important to note that, f rom the total amount of subordinated debt, R$ 21,406 million w ill be used to compose the Tier II of the Capital Adequacy Ratio, calculated as per the CMN Resolution No. 4.192/13 (and amendments  thereof ), ef f ective as of October 2013; and

(4) Since October 2013, the Capital Adequacy Ratio calculation f ollow s regulatory guidelines set f orth in CMN Resolutions No. 4192/13 and 4193/13.

In  December  2014,  Capital  stood  at  R$ 98,605 million,  against  risk-weighted  assets  totaling R$ 597,213 million. The Capital Adequacy Ratio recorded a slight drop of 0.1 when compared to the previous year, going from 16.6% in December 2013 to 16.5% in December 2014, which is basically a result of: (i) 20% applied over prudential adjustments, as per CMN Resolution No. 4192/13; (ii) increase in risk-weighted assets, caused by the expansion of the loan portfolio; and partially offset by (iii) an increase in Shareholders’ equity, due to the growth in income recorded in the year.

It is worth mentioning that in December 2014, only R$ 21,406 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

In 2013, as a result of the implementation of the new capital requirements, it is not possible to compare the indexes with those of 2012.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

II) Operating Efficiency Ratio (ER) and Operating Coverage Ratio

						R$ million
					Variation
Calculation Basis	2014	2013	2012	2014 x 2013		2013 x 2012
				R$	%	R$	%
Personnel Expenses (1)	12,711	11,946	11,155	765	6.4	791	7.1
Administrative Expenses	14,848	14,512	14,162	336	2.3	350	2.5
Total (A)	27,559	26,458	25,317	1,101	4.2	1,141	4.5
Net Interest Income = Gross Income from Financial Intermediation (-) ALL	48,295	43,286	43,793	5,009	11.6	(507)	(1.2)
Fee and Commission Income	22,089	19,786	17,512	2,303	11.6	2,274	13.0
Income from Insurance and Pension Plans	5,047	4,471	3,814	576	12.9	657	17.2
Equity in the Earnings (Losses) of Unconsolidated Companies	187	43	148	144	334.9	(105)	(70.9)
Other Operating Revenues and Expenses	(5,395)	(4,743)	(4,214)	(652)	13.7	(529)	12.6
Total (B)	70,223	62,843	61,053	7,380	11.7	1,790	2.9

Ratios - %					Variation
				2014 x 2013		2013 x 2012
ER - Operating Efficiency Ratio (2)	39.2	42.1	41.5	-2.9 p.p.		0.6 p.p.
Operating Coverage Ratio (3)	76.7	71.8	66.5	4.9 p.p.		5.3 p.p.

(1) Not considering employee profit sharing (PLR), totaling R$ 1,256 million in 2014, R$ 1,115 million in 2013 and R$ 1,031 million in 2012. Total Personnel Expenses amounted to R$ 13,967 million in 2014, R$ 13,061 million in 2013 and R$ 12,186 million in 2012;

(2) ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Net Interest Income + Fee and Commission Income + Income from Insurance and Pension Plans + Equity in the earnings (losses) of unconsolidated companies + Other Operating Revenues and Expenses); and,

(3) Operating Coverage Ratio = (Fee and Commission Income) / (Administrative Expenses + Personnel Expenses + Employee Profit Sharing).

Operating Efficiency Ratio (ER)

A 2014 to 2013 comparison shows an improvement of 2.9 p.p. in the ratio, reaching 39.2% in 2014, which represented the highest level in recent years. This result was basically due to: (i) investments in organic growth, which enabled an increase in income; and (ii) the continued efforts to control expenses, including our Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes.

A 2013 to 2012 comparison shows a 0.6 p.p. in the ratio. The increase was due in most part to a reduction  in  the  financial  margin  of  “non-interest”  as  well  as  the  impact  of  the  collective bargaining agreements of 2012 and 2013.

Operating Coverage

In the comparison between 2014 and 2013, and between 2013 and 2012, the index of operational coverage showed improvement, mainly reflecting the increase in revenue from services provided, coupled with ongoing efforts to control expenses, including actions by our Efficiency Committee in the period and measures applied to increase the offer of products and services to the entire customer base.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

III) Main loan portfolio indicators

Delinquency Ratio > 90 days(1)

(1) Concept defined by the Central Bank of Brazil.

In December 2014, the delinquency ratio over 90 days amounted to 3.5% of the credit portfolio, remaining stable compared to December 2013, and recording a decrease compared to the last quarter.

In December 2013, the total delinquency ratio, comprising transactions overdue over 90 days, had a decrease in the quarter and in the last twelve months. Such decrease was mainly due to: (i) the investment in the ongoing improvement in loan assignment models; (ii) the growth of payroll- deductible loan and real estate financing products, which impacted the portfolio mix; and (iii) the improvement in internal models of loan risk monitoring. The higher delinquency ratio among Corporations  was  due  to  specific  cases  and  does  not  represent  a  trend.  The  increase  in delinquency ratios of Corporations is associated to individual cases and does not represent a trend.

In December 2012, the delinquency ratio for accounts over 90 days past due reached 4.1% of the credit portfolio, up 0.2 p.p. compared to December 2011, primarily due to increases of: (i) 0.3 p.p. in the delinquency ratio for SMEs; and (ii) 0.1 p.p. in the delinquency ratio for Individuals.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Coverage ratios

R$ million
181.7%
177.4%
179.0%
178.2%
179.4%
188.6%
190.3%
192.3%
193.8%
186.9%
187.2%
189.0%
146.6%
144.0%
144.8%
147.3%
146.0%
153.5%
156.8%
158.9%
153.7%
149.9%
154.2%
156.6%
20,117
20,682
20,915
21,299
21,359
21,455
21,476
21,687
21,407
21,791
22,623
23,146
13,718
14,365
14,447
14,455
14,628
13,980
13,693
13,651
13,928
14,538
14,669
14,779
11,070
11,662
11,684
11,955
11,904
11,374
11,283
11,275
11,048
11,658
12,082
12,246
Mar12
Jun
Sept
Dec
Mar13
Jun
Sept
Dec
Mar14
Jun
Sept
Dec
Total Provision (1)
Loan Portfolio Overdue for over 60 Days (2)
Loan Portfolio Overdue for over 90 Days (3)
Coverage Ratio over 90 Days (1/3)
Coverage Ratio over 60 Days (1/2)

In December 2014, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 156.6% and 189.0%, respectively, indicating a comfortable level of provisions.

The balance of the Allowance for Loan Losses (ALL) of R$ 23,146 million in December 2014, was comprised of: (i) R$ 19,139 million in provisions required by the Central Bank of Brazil; and (ii) R$ 4,007 million of additional provisions.

In December 2013, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 158.9% and 192.3%, respectively, indicating a comfortable level of provisions. Increases in the period reflect an improvement of delinquency. The balance of the Allowance for Loan Losses (ALL) of R$ 21,687 million in December 2013, was comprised of: (i) R$ 17,651 million in provisions required by the Central Bank of Brazil; and (ii) R$ 4,036 million of additional provisions.

In December 2012, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 147.3% and 178.2%, respectively, indicating a comfortable level of provisions. The small reductions in the period reflect the increased delinquency.

The balance of the Allowance for Loan Losses (ALL) of R$ 21,299 billion in December 2012, was comprised of: (i) R$ 17,288 billion in provisions required by the Central Bank of Brazil; and (ii) R$ 4,010 million of additional provisions.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

b) capital structure and possibility of redemption of shares, indicating: i) redemption scenario; ii) formula for calculating the amount of redemption

When Bradesco’s directors analyze the tables below, they understand that the Bank’s current capital structure is adequate and consistent with the business expansion strategy. The largest funding source for its operations is from third-party capital.

Capital Structure

(in thousands)

Capital Structure (1)	Dec14	Dec13	Dec12
Common	2,100,738	2,100,738	1,909,762
Preferred	2,094,652	2,095,771	1,907,611
Subtotal – Outstanding Shares	4,195,391	4,196,509	3,817,373
Treasury shares	11,883	10,765	7,422
Total	4,207,274	4,207,274	3,824,795

(1) Excluding bonuses and stock splits during the period.

In December 2014, Bradesco’s capital was R$ 38.1 billion, composed of 4,207,274 thousand book- entry shares without par value, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares.

In December 2013, Bradesco’s capital was R$38.1 billion, composed of 4,207,274 thousand book- entry shares without par value, of which 2,103,637 thousand common shares and 2,103,637 thousand preferred shares.

In December 2012, Bradesco’s capital was R$ 30.1 billion, composed of 3,824,795 thousand book- entry shares without par value, of which 1,912,398 thousand common shares and 1,912,397 thousand preferred shares.

R$ million

	12/31/2014	% of total liabilities	12/31/2013	% of total liabilities	12/31/2012	% of total liabilities
Shareholders’ equity of the controlling shareholders	81,508	7.9%	70,940	7.8%	70,047	8.0%
Third-Party Capital (1)	950,532	92.1%	837,199	92.2%	809,045	92.0%
Total liabilities	1,032,040	100.0%	908,139	100.0%	879,092	100.0%

(1) Total liabilities excluding shareholders’ equity.

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 92.0%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those legally stipulated.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

c)  capacity to pay financial commitments

Bradesco’s directors understand that the operations stated in the balance sheet at the periods stated below, for the three last fiscal years, evidence that Bradesco has a comfortable liquidity margin to comply with its short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Consolidated Balance Sheet by Maturity

						R$ million
Balance Sheet	1 to 30	31 to 180	181 to 360	More than	Maturity not	Total
	days	days	days	360 days	stated
Assets
Current and long-term assets	600,234	96,757	61,306	258,671	-	1,016,969
Funds available	14,646	-	-	-	-	14,646
Interbank investments (2)	196,373	4,437	829	773	-	202,412
Securities and derivative financial instruments (1) (2)	267,156	12,554	5,441	61,207	-	346,358
Interbank and interdepartm ental accounts	51,387	-	-	617	-	52,004
Loan and leasing	27,641	66,280	48,575	153,911	-	296,407
Other receivables and assets	43,032	13,486	6,461	42,163	-	105,143
Permanent assets	243	1,218	1,460	9,624	2,527	15,071
Investments	-	-	-	-	1,712	1,712
Premises and equipm ent	64	320	384	3,712	406	4,887
Intangible assets	179	897	1,075	5,912	408	8,471
Total on December 31, 2014	600,477	97,975	62,766	268,296	2,527	1,032,040
Total on December 31, 2013	522,283	86,122	63,274	233,552	2,907	908,139
Total on December 31, 2012	495,127	100,218	51,752	229,321	2,674	879,092

Liabilities
Current and long-term liabilities	593,686	102,649	46,927	206,585	-	949,847
Depos its (3)	141,202	19,608	5,709	45,093	-	211,613
Federal funds purchas ed and securities sold under agreem ents to repurchas e (2)	252,106	39,352	6,598	22,138	-	320,194
Funds from issuance of securities	3,193	25,163	18,292	38,178	-	84,825
Interbank and interdepartm ental accounts	5,957	-	-	-	-	5,957
Borrowing and onlending	3,742	12,452	11,548	31,256	-	58,998
Derivative financial instruments	1,554	336	247	1,144	-	3,282
Technical reserves for insurance, pension plans and capitalization bonds (3)	124,116	4,221	1,585	23,345	-	153,267
-Subordinated debt	183	774	1,906	32,960	-	35,822
-Others	61,632	743	1,041	12,472	-	75,888
Deferred income	293	-	-	-	-	293
Non-controlling interests in subsidiaries	-	-	-	-	393	393
Shareholders’ equity	-	-	-	-	81,508	81,508
Total on December 31, 2014	593,979	102,649	46,927	206,585	81,901	1,032,040
Total on December 31, 2013	494,221	85,950	48,027	208,396	71,545	908,139
Total on December 31, 2012	450,963	99,715	41,418	216,361	70,636	879,092
Net assets on December 31, 2014 YTD	6,498	1,825	17,664	79,374	-	-
Net assets on December 31, 2013 YTD	28,062	28,235	43,482	68,638	-	-
Net assets on December 31, 2012 YTD	40,107	50,569	56,235	64,648	-	-

(1) Investments in investment funds are classified as 1 to 30 days ;

(2) Repurchase agreements are classified according to the maturity of the transactions ; and

(3) Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days , without cons idering average his torical turnover.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

d) financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

									R$ million
				Vertical Analysis %			Horizontal Analysis
	Dec14	Dec13	Dec12	Dec14	Dec13	Dec12	Dec14xDec13		Dec13xDec12
							R$	%	R$	%
Demand deposits	33,029	40,618	38,412	6.1	8.1	8.1	(7,589)	(18.7)	2,206	5.7
Savings Deposits	92,155	80,718	69,042	17.0	16.1	14.6	11,437	14.2	11,676	16.9
Time Deposits	85,787	95,763	104,022	15.9	19.1	22.1	(9,976)	(10.4)	(8,259)	(7.9)
Subtotal - Deposits	210,971	217,099	211,476	39.0	43.2	44.8	(6,128)	(2.8)	5,623	2.7
Debentures(1)	68,845	64,390	59,810	12.7	12.8	12.7	4,455	6.9	4,580	7.7
Borrowing and Onlending	58,998	56,095	44,186	10.9	11.2	9.4	2,903	5.2	11,909	27.0
Funds from Securities Issued (2)	84,825	57,654	51,359	15.7	11.5	10.9	27,171	47.1	6,295	12.3
Subordinated Debt	35,822	35,885	34,852	6.6	7.1	7.4	(63)	(0.2)	1,033	3.0
Shareholders’ Equity	81,508	70,940	70,047	15.1	14.1	14.8	10,568	14.9	893	1.3
Total	540,969	502,063	471,730	100.0	100.0	100.0	38,906	7.7	30,333	6.4

(1) Considering only debentures used to back repurchase agreements; and

(2) Including: Financial Bills, on December 31, 2014 – R$ 54,961 million, December 31, 2013 – R$ 35,208 million, and December 31, 2012 – R$ 28,221 million.

Deposits

Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

•        In December 2014, the balance of our deposits was down by approximately 2.8% year- over-year, mostly due to new business opportunities offered to customers, basically due to interest rate fluctuations in the period; and

•        In December 2013, the balance of our deposits was up by approximately 2.7% year- over-year, mainly due to increased funding volume in the form of demand and saving deposits.

Deposits accounted for 39.0% of all obligations in December 2014. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non- interest-bearing demand deposits. The decrease of R$ 9,976 million in time deposits, between 2014 and 2013, was basically a result of the new investment alternatives offered to customers.

Savings deposits increased 14.2%, mainly as a result of: (i) greater funding volume; (ii) the yield of savings account reserve; and (iii) increase in voluntary deposits by customers.

Demand  deposits  were  down  R$ 7,589 million  between  2014  and  2013,  mainly  due  to  new business opportunities offered to customers.

In  December  2014,  we  had  26.5 million  account  holders  and  59.1 million  savings  accounts, compared to 26.4 million account holders and 50.9 million savings accounts in December 2013. In December 2012, we had 25.7 million account holders and 48.6 million savings accounts.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Debentures

The  increases  stated  in  the  comparison  between  December  2014  and  2013  and  between December 2013 and 2012 basically refer to the placement of these securities, used as a guarantee in repurchase agreements, which were impacted by the pace of the economic activity.

Borrowing and Onlending

In the comparison between 2014 and 2013, the balance of Borrowings and Onlendings was up 5.2% or R$ 2,903 million, basically due to: (i) the increase of R$ 1,621 million in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations; and  (ii)  the  increase  of  R$ 1,282 million  in  borrowings  and  onlendings  denominated  and/or indexed in foreign currency, whose balance rose from R$ 15,400 million in December 2013 to R$ 16,682 million in December 2014, primarily due to the positive exchange rate variation of 13.4% in the period.

The increase of 27.0% (R$ 11,909 million) in fiscal year 2013 compared to 2012 is due primarily to: (i)  an  increase of  R$ 7,231 million  in  loan  obligations and  onlendings denominated in  and/or indexed  to  foreign  currency,  which  increased  from  R$ 8,169 billion  in  December  2012  to R$ 15,400 million in December 2013, mainly brought on by: (a) the foreign exchange gain of 14.6% in the period, and (b) increase of the volume raised; and (ii) the increase of R$ 4,678 million in the volume of funds raised through loans and transfers in Brazil, mainly through Finame operations. R$ 4,678 million in the volume of funding raised by borrowings and onlending in the country, particularly through Finame operations.

Funds from securities issued

In the comparison between December 2014 and 2013, the increase of 47.1% or R$ 27,171 million in Funds from securities issued was primarily due to: (i) increased inventory of Financial Bills, from R$ 35,208 million in December 2013 to R$ 54,961 million in December 2014, mainly due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$ 5,867 million; (iii) higher volume of Letters of Credit for Agribusiness operations, totaling R$ 4,199 million; and partially offset by: (iv) a R$ 2,709 million reduction in the volume of securities issued overseas.

The increase of 12.3% (R$ 6,295 million) in 2013 compared to fiscal year 2012, was primarily due to: (i) the increase in the inventory of Financial Notes, the balance of which increased from R$ 28,221 million in December 2012 to R$ 35,208 million in December 2013, mainly due to new issues during the period; (ii) the increase in operations of Real Estate Financial Notes, in the amount of R$ 1,766 million, partially offset: (iii) by the reduction of R$ 2,713 million in the volume of operations of securities issued abroad.

Subordinated Debt

In  December 2014, Subordinated  Debt totaled R$ 35,822 million  (R$ 9,322 million  abroad  and R$ 26,500 million in Brazil), down 0.2% year-over-year, basically due to the maturity of debts.

In  December 2013, Subordinated  Debt totaled R$ 35,885 million  (R$ 8,952 million  abroad  and R$ 26,933 million in Brazil), up 3.0% year-over-year.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

In  December 2012, Subordinated  Debt totaled R$ 34,852 million  (R$ 8,807 million  abroad  and R$ 26,045 million in Brazil). In the period, the amount of R$ 19,837 million of Subordinated Debt (R$ 2,008 million abroad and R$ 17,829 million in Brazil) was issued.

e) financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The Directors report that as sources of financing for working capital and for investments in non- current assets used to cover liquidity shortfalls, the company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; and (v) Injection of Capital by the controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our business segments by managing the funding and liquidity positions and executing investment objectives in accordance with asset and liability management  policies.  It  is  also  responsible  for  setting  the  rates  for  our  different  products, including  interbank  rates.  The  Treasury  Department  covers  any  funding  shortfall  through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

In some limited circumstances, we may obtain emergency funds from the Central Bank of Brazil through a transaction referred to as “discount.” A discount is a loan from the Central Bank of Brazil to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

f)  indebtedness ratios and the characteristics of the debts, also describing: i) relevant loan and financing agreements; ii) other long-term relationships with financial institutions; iii) level of subordination between debts; iv) any restrictions imposed on the issuer, in particular in relation  to  limits  for  indebtedness  and  contracting  new  debts,  to  the  distribution  of dividends, disposal of assets, issue of new securities and disposal of shareholding control

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law 4595/1964, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Reference Equity the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by costumer, (iv) exposure in gold, foreign currency and in  operations  subject  to  foreign  exchange  variation,  limited  to  30%  of  the  Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g) limits for use of contracted financing

There are no limits for the use of contracted financing.

h) significant changes to each item of financial statements

Directors understand that the Bank has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items the directors believe are important and relevant, stated in the Balance sheet and Statement of income.

Balance Sheet

In relation to significant changes in consolidated balance sheet items, the table below compares the most significant events in the following periods:

				Vertical Analysis - %			Horizontal Analys is
R$ Million	Dec14	Dec13	Dec12				Dec14xDe c13		Dec13xDe c12
				Dec14	Dec13	Dec12	R$	%	R$	%
Assets
Curre nt and Long-Te rm Assets	1,016,970	892,495	864,279	98.5	98.3	98.3	124,475	13.9	28,216	3.3
Funds available	14,646	12,196	12,077	1.4	1.3	1.4	2,450	20.1	119	1.0
Interbank Investments	202,412	135,456	151,813	19.6	14.9	17.3	66,956	49.4	(16,357)	(10.8)
Securities and Derivative Financial Instruments	346,358	313,327	315,487	33.6	34.5	35.9	33,031	10.5	(2,160)	(0.7)
Interbank and Interbranch Accounts	52,004	56,995	49,762	5.0	6.3	5.7	(4,991)	(8.8)	7,233	14.5
Loan operations and leasing	318,233	296,629	267,940	30.8	32.7	30.5	21,604	7.3	28,689	10.7
Allow ance for Loan Losses (ALL) (1)	(22,724)	(21,349)	(21,299)	(2.2)	(2.4)	(2.4)	(1,375)	6.4	(50)	0.2
Other Receivables and Assets	106,041	99,241	88,499	10.3	10.9	10.1	6,800	6.9	10,742	12.1
Perm anent Assets	15,070	15,644	14,813	1.5	1.7	1.7	(574)	(3.7)	831	5.6
Investments	1,712	1,830	1,865	0.2	0.2	0.2	(118)	(6.4)	(35)	(1.9)
Premises and Equipment and Leased Assets	4,887	4,668	4,678	0.5	0.5	0.5	219	4.7	(10)	(0.2)
Intangible assets	8,471	9,146	8,270	0.8	1.0	0.9	(675)	(7.4)	876	10.6
Total	1,032,040	908,139	879,092	100.0	100.0	100.0	123,901	13.6	29,047	3.3

Liabilities
Curre nt and Long-Te rm Liabilitie s	949,846	835,917	807,799	92.0	92.0	91.9	113,929	13.6	28,118	3.5
Deposits	211,612	218,063	211,858	20.5	24.0	24.1	(6,451)	(3.0)	6,205	2.9
Federal funds purchased and securities sold under agreements to repurchase	320,194	256,279	255,591	31.0	28.2	29.1	63,915	24.9	688	0.3
Funds from securities issued	84,825	57,654	51,359	8.2	6.3	5.8	27,171	47.1	6,295	12.3
Interbank and Interbranch Accounts	5,958	6,864	5,667	0.6	0.8	0.6	(906)	(13.2)	1,197	21.1
Borrow ing and Onlending	58,998	56,095	44,187	5.7	6.2	5.0	2,903	5.2	11,908	26.9
Derivative f inancial instruments	3,282	1,808	4,001	0.3	0.2	0.5	1,474	81.5	(2,193)	(54.8)
Provisions for insurance, pension plan and capitalization	153,267	136,229	124,217	14.9	15.0	14.1	17,038	12.5	12,012	9.7
Other liabilities	111,710	102,925	110,919	10.8	11.3	12.6	8,785	8.5	(7,994)	(7.2)
Deferred incom e	293	677	658	-	0.1	0.1	(384)	(56.7)	19	2.9
Non-controlling interests in subsidiarie s	393	605	588	-	0.1	0.1	(212)	(35.0)	17	2.9
Share holde rs’ Equity	81,508	70,940	70,047	7.9	7.8	8.0	10,568	14.9	893	1.3
Total	1,032,040	908,139	879,092	100.0	100.0	100.0	123,901	13.6	29,047	3.3
(1) Including the Allow ance for Guarantees Provided, the Allow ance for Loan Losses (ALL) totals R$ 23,146 million.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Interbank Investments

The balance of interbank investments amounted to R$ 202,412 million in December 2014, up R$ 66,956 million  or  49.4%  year-over-year,  mainly  due  to  the  increase  of  R$ 75,590 million recorded in the portfolio of securities in relation to the financed position, particularly in National Treasury Notes and Financial Treasury Bills.

In December 2013, the balance of interbank investments amounted to R$ 135,456 million, down R$ 16,357 million  or  10.8%  year-over-year,  mainly  due  to  the  decrease  of  R$ 10,560 million recorded in the portfolio of securities in relation to the financed position, particularly in National Treasury Notes.

Securities

In December 2014, securities represented 33.6% of our total assets (December 2013 – 34.5% and December 2012 – 35.9%).

In December 2014, the balance of securities was up 10.5% year-over-year, primarily due to the growth in repurchase agreements arising from investment funds and managed portfolios, applied by subsidiaries included in the Bradesco Consolidated.

In December 2013, the balance of securities remained practically stable compared to December 2012.

Interbank and Interbranch Accounts

Interbank and interbranch accounts basically correspond to compulsory deposits with the Central Bank of Brazil, which represented, in December 2014, 5.0% of our total assets (December 2013 – 6.3% and December 2012 – 5.7%).

In the comparison between December 2014 and 2013, the 8.8% decrease basically refers to a decrease in our time deposit balances.

In the comparison between December 2013 and 2012, the 14.5% increase resulted mainly from the growth of mandatory reserve requirements on: (i) savings account deposits, due primarily to the larger volume captured; and (ii) time deposits, mainly impacted by the increase in interest rates during the period.

Loan and Leasing Operations

In December 2014, loan and leasing operations represented 30.8% of our total assets (December 2013 – 32.7% and December 2012 – 30.5%).

In the comparison between December 2014 and 2013, the 7.3% increase refers basically to the increase in volume of operations, particularly in the following products targeted at individual customers: (i) real estate financing, with an increase of 31.7%, and (ii) payroll-deductible loans, with an increase of 10.6%. In the corporate segment, the highlights were: (i) real estate financing, with 48.5% growth; and (ii) rural loans, up 26.6%.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

In the comparison between December 2013 and 2012, the 10.7% increase basically refers to the increase in the volume of operations, particularly in the following products targeted at individual customers: (i) real estate financing, with an increase of 35.2%; and (ii) payroll-deductible loans, with an increase of 29.0%. Regarding the corporate segment, the highlights were: (i) export financing, with a growth of 27.8%; and (ii) real estate financing - corporate plan, with an increase of 25.2%.

Federal funds purchased and securities sold under agreements to repurchase

In the comparison between December 2014 and 2013, the 24.9% increase in funding was due primarily to: (i) an increase of R$ 74,838 million in third-party portfolio operations; and offset by (ii) the reduction of R$ 6,628 million in the company-owned portfolio.

In December 2013, the balance of money market funding remained practically stable, compared to December 2012.

Provisions for insurance, pension plan and capitalization

In December 2014, technical reserves for insurance, pension plans and capitalization grew by 12.5% (R$ 17,038 million), mainly due to: (i) an increase of R$ 12,924 million in technical reserves for VGBL plans; and (ii) an increase of R$ 1,527 million in technical reserves for PGBL plans.

In December 2013, technical provisions for insurance, pension plans and capitalization grew by 9.7% (R$ 12.012 million), mainly due to: (i) an increase of R$ 9,034 million in technical provisions for VGBL plans; and (ii) an increase of R$ 1,446 million in technical provisions for PGBL plans.

We also highlight that the main sources of fund raising: i) Deposits, ii) Debentures iii) Loans and onlendings; iv) Resources from issuance of securities; and v) Subordinated debts, are being commented in item 10.1 d).

Statement of Income

We present below the financial information for the fiscal years ended December 31, 2014, 2013 and 2012. It is noteworthy that, in order to promote better understanding, comparability and analysis of the results, we use the Managerial Statement of Income. For more information regarding managerial adjustments made, we suggest consulting the Market Release issued on July 03, 2009.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

			R$ million
	2014	2013	2012
Book Net Income	15,089	12,011	11,381
Non-recurring Events	270	191	142
-Reversal of provision for tax risks (1)	(1,378)	-	-
- Impairment of Assets (2)	1,300	739	1,470
- Reversal of technical reserves (3)	(754)	(2,572)	2,116
- Labor provisions (4)	488	-	-
- Provisions for tax risks (5)	212	-	-
- Law No. 12.865 / 13 (REFIS)	-	(1,950)	-
- Adjustment of NTNs to Market Rates	-	6,117	-
- Result of the extension of Securities maturities	-	-	(2,282)
- Others (6)	421	(385)	(794)
- Tax Effects	(19)	(1,758)	(368)
Adjusted Net Income	15,359	12,202	11,523
ROAE % (7)	19.8	17.7	19.0
ROAE (ADJUSTED) % (7)	20.1	18.0	19.2

(1) Includes the reversal of provision for tax risks related to the Cofins case, which had a favorable outcome for the Organization;

(2)  In  2014,  it  basically  includes  the  impairment  of:  (i)  Securities  –  Shares,  classified  as Available for Sale, totaling R$ 617 million; (ii) Software, totaling R$ 85 million; and (iii) acknowledgment of impairment in shares of Banco Espírito Santo S.A. (BES) ,  totaling R$ 598 million; in 2013, it basically refers to the impairment of: (i) Securities  - Shares classified as Available for Sale, totaling R$ 682 million, resulting from the adaptation of the historical value of the shares at fair value; and (ii) Other Assets, totaling R$ 57 million, resulting from the revaluation of the expected return on such assets; and in 2012, it basically refers to the impairment of: (i) Securities - Shares classified as Available for Sale, totaling R$ 890 million, resulting from the adaptation of the historical value of the shares at fair value; and (ii) Other Assets, totaling R$ 527 million, resulting from the revaluation of the expected return on such assets;

(3)  In 2014, it includes the reversal of technical reserves (OPT - Other Technical Reserves), in accordance with SUSEP Circular No 462/13, net of the constitution of other technical reserves  (PCC  -  Complementary  Reserve  for  Coverage,  and  PDR  -  Related  Expense Reserve). In 2013, it relates to the impact of adopting the discount rate of the actuarial liabilities flow - risk-free Long-Term Interest Rate Structure (ETTJ), in compliance with the provisions of SUSEP Circular No 462/13. The amount in 2012 refers to the constitution of additional technical reserve, as a result of a drop in the real interest rate;

(4)  Includes the improved calculation methodology, originating from acquired banks, with unique characteristics, based on the updated recent loss history;

(5)  Includes the provision for tax risks relating to the PIS-EC 17/97 case;

(6)  In 2014, it basically includes the constitution of civil provisions; in 2013: (i) expenses with civil provisions, totaling R$ 159 million; (ii) reversals of operating provisions, net of constitutions, totaling R$ 82 million; (iii) registration of tax credits, totaling R$ 462 million;

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

and  in  2012,  it  basically  includes:(i)  gains  from  the  sale  of  Serasa  shares,  totaling R$ 793 million; (ii) other operating provisions, net of reversals, basically by civil provisions, totaling R$ 232 million; (iii) registration of tax credits, totaling R$ 1,389 million; and (iv) full goodwill amortization of BERJ, amounting to R$1,156 million; and

(7)  Annualized.

During the year of 2014, certain non-recurring events were recorded in our financial statements; in order to allow a better understanding and analysis of our performance, we have adjusted our Book Net Income after excluding such events, thus resulting in what we refer to as Adjusted Net Income.

									R$ million
				Vertical Analysis %			Horizontal Analysis
Management Consolidated Income Statement	2014	2013	2012	2014	2013	2012	2014x2013		2013x2012
							R$	%	R$	%
Financial margin	48,295	43,286	43,793	100.0	100.0	100.0	5,009	11.6	(507)	(1.2)
- NII - Interest Earning Portion	47,806	42,686	42,021	99.0	98.6	96.0	5,120	12.0	665	1.6
- NII - Non-Interest Earning Portion	489	600	1,772	1.0	1.4	4.0	(111)	(18.5)	(1,172)	(66.1)
ALL	(12,657)	(12,045)	(13,014)	(26.2)	(27.8)	(29.7)	(612)	5.1	969	(7.4)
Gross Income from Intermediation	35,638	31,241	30,779	73.8	72.2	70.3	4,397	14.1	462	1.5
Result from Insurance, Pension Plan and Capitalization
Operations (1)	5,047	4,471	3,814	10.5	10.3	8.7	576	12.9	657	17.2
Fee and Commission Income	22,089	19,786	17,512	45.7	45.7	40.0	2,303	11.6	2,274	13.0
Personnel Expenses	(13,967)	(13,061)	(12,186)	(28.9)	(30.2)	(27.8)	(906)	6.9	(875)	7.2
Other Administrative Expenses	(14,848)	(14,512)	(14,162)	(30.7)	(33.5)	(32.3)	(336)	2.3	(350)	2.5
Tax Expenses	(4,627)	(4,381)	(4,139)	(9.6)	(10.1)	(9.5)	(246)	5.6	(242)	5.8
Equity in the Earnings (Losses) of Unconsolidated Companies	187	43	148	0.4	0.1	0.3	144	-	(105)	(70.9)
Other Operating Revenues and Expenses	(5,395)	(4,743)	(4,214)	(11.2)	(11.0)	(9.6)	(652)	13.7	(529)	12.6
Operating income	24,124	18,844	17,552	50.0	43.5	40.1	5,280	28.0	1,292	7.4
Non-Operating Income	(183)	(120)	(89)	(0.4)	(0.3)	(0.2)	(63)	52.5	(31)	34.8
IR/CS	(8,469)	(6,425)	(5,872)	(17.5)	(14.8)	(13.4)	(2,044)	31.8	(553)	9.4
Non-controlling Interests	(113)	(97)	(68)	(0.2)	(0.2)	(0.2)	(16)	16.5	(29)	42.6
Adjusted Net Income	15,359	12,202	11,523	31.8	28.2	26.3	3,157	25.9	679	5.9
(1) Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draw s and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

		%		Variation - p.p.
ROAE and ROAA				Dec14 x	Dec13 x
	Dec14	Dec13	Dec12	Dec13	Dec12
ROAE (Adjusted) (1)	20.1	18.0	19.2	2.1	(1.2)
ROAA (Adjusted) (2)	1.6	1.4	1.4	0.2	-
(1) Return on Average Equity; and
(2) Return on Average Assets.
.

The adjusted net income for 2014 was R$ 15,359 million, up 25.9% (R$ 3,157 million) year-over- year. Return on equity (ROAE) for 2014 was up 2.1 p.p., totaling 20.1%. Return on average assets (ROAA) for 2014 was up 0.2 p.p., totaling 1.6%.

In 2013, the adjusted net income totaled R$ 12,202 million, which represented an increase of 5.9%, or R$ 679 million as compared to 2012. Return on Average Equity (ROAE) reached 18.0% in 2013. Return on Average Assets (ROAA) in the year 2013 remained stable at 1.4%.

We comment below on the main captions affecting the results for the last three fiscal years:

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Financial margin

Financial margin for 2014 reached R$ 48,295 million, up 11.6% (R$ 5,009 million) year-over-year, as a result of the following factors: (i) growth in  income from operations that yield interest, totaling R$ 5,120 million,  due to the  increase  in  business  volume, particularly  in  “Loans”  and “Funding”; and partially offset by: (ii) lower income from the non-interest earning portion, totaling R$ 111 million.

In 2013, the net interest income came to R$ 43,286 million, down 1.2% (R$ 507 million) compared to 2012, caused by the following factors: (i) the lower result of the "net non-interest income” in the amount of R$ 1,172 million, due to lower gains from market arbitrage; and partially offset by: (ii) the increase in income from operations that yield interest in the amount of R$ 665 million, resulting from the increase in business volume, particularly “Loans” and “Funding”.

Allowance for Loan Losses (ALL)

In 2014, the Allowance for Loan Losses (ALL) totaled R$ 12,657 million, up 5.1% (R$ 612 million) year-over-year, basically  due  to  the  7.3%  increase  in  loan  operations  –  Bacen  concept;  and partially offset by the stable delinquency ratio in the last 12 months.

In 2013, the expense on Allowance for Loan Losses (ALL) totaled R$ 12,045 million, down 7,4% (R$ 969 million) from the previous year, a result of reduced level of defaults in the last 12 months, even considering the 11,0% growth of loan operations – Bacen concept.

Income from Insurance, Pension Plan and Capitalization Operations

In 2014, the income from insurance, pension plan and capitalization bonds operations reached R$ 5,047 million, up 12.9% (R$ 576 million) year-over-year.

In the annual comparison, disregarding the DPVAT agreement, a 13.9% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This increase was due to the performance of all segments, which recorded over a two-figure growth.

Adjusted net income for 2014 was R$ 4,406 million, up 17.8% year-over-year. This change is a reflection of: (i) growth in billing; (ii) maintenance of claims and expense ratios; (iii) improvement in the administrative efficiency ratio; and (iv) improved financial and equity income.

In   2013,   the   income   from   insurance,   pension   plans   and   capitalization   bonds   reached R$ 4,471 million, up 17.2% (R$ 657 million) year-over-year.

In the comparison between 2013 and 2012, a 12.3% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This change was due to the performance of all segments, primarily “Health” and “Capitalization”, both with double-digit grew rates.

It should be pointed out that the adjusted net income for 2013 was R$ 3,740 million, with an increase of 4.3% as compared to the same period of the previous year. This change is a reflection of: (i) the 12.3% growth in billing; (ii) improved financial and equity result; and (iii) maintenance of loss ratios and administrative efficiency.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Fee and Commission Income

In 2014, the Fee and Commission Income totaled R$ 22,089 million, up 11.6% (R$ 2,303 million) year-over-year, mainly due to: (i) increase in the volume of operations, resulting from continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing a more adequate offer of products and services. It is worth highlighting that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, result of (a) increased revenue; (b) increased credit and debit cards base; and (c) the greater volume of transactions performed; (ii) the growth of checking account incomes, primarily due to increase in business; (iii) greater loan operations income, resulting from an increase in the volume of operations and sureties and guarantees in the period; and increase in income from: (iv) consortium management; (iv) fund management; and (vi) collection.

In   2013,   Revenues   from   Services   reached   R$ 19,786 million   –   an   increase   of   13.0% (R$ 2,274 million) in comparison with 2012, mainly provided by: (i) by the performance of the credit card segment credit, a result of increased billing and transactions made; (ii) growth of checking account revenue, due to the increase of business and checking account customer base, which showed a net increase of active 707,000 account holders in the period; (iii) the higher revenues from loan operations, resulting from the increased volume of contracted operations and operations of sureties and guarantees in the period; (iv) the increase of revenues from collections; (v) the increase in revenue from fund management whose average volume of funds raised and managed  portfolios  increased  8.3%  in  the  period;  and  (vi)  changes  in  revenue  through management of consortia.

Personnel Expenses

In 2014, Personnel Expenses totaled R$ 13,967 million, up 6.9% (R$ 906 million) year-over-year, mainly due to the increase in the “structural” portion in relation to increased expenses on salaries, social charges and benefits, and offset by wage increases, as per the collective bargaining agreements of 2013 and 2014 (readjustments of 8.0% and 8.5%, respectively); and the non- structural portion, regarding (i) employee and administrator profit sharing (PLR); and (ii) cost of terminations and charges.

In 2013, Expenses on Personnel reached R$ 13,061 million, an increase of 7.2% (R$ 875 million) compared to 2012, primarily due to: (i) the amount of R$ 570 million (or 5.8%), in the “structural” portion, mostly related to the increase in expenses on salaries, social charges and benefits, impacted by increases in salary level, as per the collective bargaining agreements of 2012 and 2013  (increases  of  7.5%  and  8.0%,  respectively);  and  (ii)  the  “non-structural”  portion  of R$ 305 million, due mainly to higher expenses on: (a) provision for labor-related lawsuits; and (b) profit sharing for managers and employees (PLR).

Administrative Expenses

In 2014, Administrative Expenses totaled R$ 14,848 million, up 2.3%, primarily due to a consistent cost control, despite increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 2,440 Service Points in the period, totaling 75,176 Service Points on December 31, 2014. We should note the performance of inflation indexes over the past 12 months: the IPCA and IGP-M were up 6.4% and 3.7%, respectively.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

In 2013, administrative expenses totaled R$ 14,512 million, an increase of 2,5% (or R$ 350 million), due to strong cost control through the coordinated actions of our Efficiency Committee. Also noteworthy is the following: (i) the expansion of 3,819 Service Points in the period, for a current total of 72,736 Service Points on December 31, 2013; (ii) the increased volume of business and services in the period; (iii) contractual adjustments; and (iv) the behavior of inflation rates in the past 12 months, by the IPCA and IGP-M price indexes, which reached 5.9% and 5.5%, respectively.

Tax Expenses

Increases in Tax expenses for both the comparative period between 2014 and 2013 and the period between 2013 and 2012 are basically due to the higher expenses on service tax and taxes on income (ISS/PIS/COFINS), arising from the rise in tax revenues, particularly in the financial margin and banking services fees in such periods.

Other Operating Revenues and Expenses

In the comparison between 2014 and 2013, the 13.7% (R$ 652 million) increase in other operating expenses, net of other operating income, basically reflects: (i) higher expenses with operating provisions, mainly contingent liabilities; and (ii) higher expenses with the “Credit Card” product sales.

In the comparison between 2013 and 2012, other operating expenses, net of other operating income,   showed   a   variation   of   R$ 529 million,   mainly   reflecting  higher   expenses  on:   (i) establishment of operating reserves, particularly for civil contingencies; and (ii) amortization of intangible assets.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.2 - Operating and Financial Income

Directors should comment:

a) results of issuer’s operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income, which grew by 17.6% in the comparison between 2014 and 2013, particularly regarding: (i) income from securities, derivatives and foreign exchange operations; (ii) income from insurance retained premiums, pension plans and capitalization bonds; (iii) income from loan and leasing operations; and (iv) financial income from insurance, pension plans and capitalization bonds. In the comparison between 2013 and 2012, the principal operating income grew by R$ 8,098 million (5.2%), impacted mainly by the increase in: (i) income from withheld premiums of insurance, pension plans and capitalization; and (ii) fee and commission income.

										R$ million
				Vertical Analysis %			Horizontal Analysis
Principle Operating Income	2014	2013	2012				2014x2013		2013x2012
				2014	2013	2012	R$	%	R$	%
Loan operations and leasing	54,568	48,455	47,737	28.6	29.8	30.9	6,113	12.6	718	1.5
Income from Securities, Derivatives and Foreign Exchange Operations	38,948	31,523	29,540	20.4	19.4	19.1	7,425	23.6	1,983	6.7
Financial Income from Insurance, Pension Plans and Capitalization Bonds	15,046	9,888	11,690	7.9	6.1	7.6	5,158	52.2	(1,802)	(15.4)
Result from Compulsory Deposits	4,311	3,139	3,836	2.3	1.9	2.5	1,172	37.3	(697)	(18.2)
Sale or transfer of financial assets	331	223	116	0.2	0.1	0.1	108	48.4	107	92.2
Revenue from financial intermediation	113,204	93,228	92,919	59.2	57.4	60.2	19,976	21.4	309	0.3
Insurance, Pension Plan and Capitalization Bond Retained Premiums	55,798	49,526	44,011	29.2	30.5	28.5	6,272	12.7	5,515	12.5
Fee and Commission Income	22,089	19,786	17,512	11.6	12.2	11.3	2,303	11.6	2,274	13.0
Total Principal Operating Income	191,091	162,540	154,442	100.0	100.0	100.0	28,551	17.6	8,098	5.2

Loan and Leasing Operations

Income from loan and leasing operations, in the comparison between the 2014 and 2013 balances, was  up  12.6%, or  R$ 6,113 million,  whereas in the comparison  between 2013 and  2012, the increase was R$ 718 million or 1.5%; such variations stem from the growth of our loan portfolio, and we break down below products and customers (Individuals and Corporate):

	R$ million			Vertical Analysis %			Horizontal Analysis
Individuals	Dec14	Dec13	Dec12				Dec14 x Dec13		Dec13 x Dec12
				Dec14	Dec13	Dec12	R$	%	R$	%
Payroll-Deductible Loan	29,619	26,786	20,757	20.9	20.5	17.7	2,833	10.6	6,029	29.0
Credit Card	26,233	23,915	20,921	18.5	18.3	17.8	2,318	9.7	2,994	14.3
Vehicle CDC/Leasing	24,858	27,251	31,099	17.6	20.8	26.5	(2,393)	(8.8)	(3,849)	(12.4)
Real Estate Financing	17,919	13,602	10,060	12.7	10.4	8.6	4,317	31.7	3,542	35.2
Personal Credit	16,354	16,476	15,041	11.6	12.6	12.8	(122)	(0.7)	1,435	9.5
Rural Loans	10,300	8,393	6,927	7.3	6.4	5.9	1,907	22.7	1,466	21.2
BNDES/Finame Onlending	7,334	6,803	5,775	5.2	5.2	4.9	531	7.8	1,028	17.8
Overdraft	3,666	3,313	2,989	2.6	2.5	2.5	353	10.7	324	10.8
Sureties and Guarantees	458	187	683	0.3	0.1	0.6	271	144.9	(496)	(72.6)
Other	4,693	4,025	3,289	3.3	3.1	2.8	668	16.6	736	22.4
Total	141,432	130,750	117,540	100.0	100.0	100.0	10,683	8.2	13,210	11.2

The comparison between the 2014 and 2013 balances and between the 2012 and 2013 balances, loan operations for Individuals were up 8.2% and 11.2%, respectively. The lines that contributed most to such increase were: (i) real estate financing; and (ii) payroll-deductible loan.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

	R$ million			Vertical Analysis %			Horizontal Analysis
Corporation	Dec14	Dec13	Dec12				Dec14 x Dec13		Dec13 x Dec12
				Dec14	Dec13	Dec12	R$	%	R$	%
Working Capital	45,004	45,599	44,811	14.3	15.4	16.7	(595)	(1.3)	788	1.8
Foreign Transactions	36,119	32,003	25,243	11.5	10.8	9.4	4,115	12.9	6,760	26.8
BNDES/Finame Onlending	34,835	33,740	29,929	11.1	11.4	11.2	1,095	3.2	3,811	12.7
Real Estate Financing	23,560	15,870	12,674	7.5	5.4	4.7	7,690	48.5	3,196	25.2
Export Financing	15,839	15,366	12,023	5.0	5.2	4.5	473	3.1	3,343	27.8
CDC / Leasing	12,388	13,008	13,277	3.9	4.4	5.0	(620)	(4.8)	(269)	(2.0)
Credit Card	12,225	13,325	13,942	3.9	4.5	5.2	(1,100)	(8.3)	(617)	(4.4)
Guaranteed Account	10,462	10,410	9,793	3.3	3.5	3.7	52	0.5	617	6.3
Rural Loans	6,657	5,258	4,653	2.1	1.8	1.7	1,399	26.6	605	13.0
Sureties and Guarantees	71,611	67,399	59,228	22.8	22.7	22.1	4,212	6.2	8,171	13.8
Operations with Credit Risk - Commercial Portfolio (1)	33,185	33,104	30,874	10.6	11.2	11.5	81	0.2	2,230	7.2
Other	11,810	11,440	11,542	3.8	3.9	4.3	370	3.2	(102)	(0.9)
Total	313,695	296,523	267,989	100.0	100.0	100.0	17,172	5.8	28,534	10.6
(1) Including debenture and promissory note operations.

Loan operations for Corporate customers were up 5.8% in the comparison between the 2014 and 2013  balances.  The  main  highlights  of  the  quarter  were  the  following  lines:  (i)  real  estate financing; and (ii) rural loans.

In the comparison between the 2013 and 2012 balances, loan operations for Corporate customers were up 10.6%, particularly regarding: (i) export financing; and (ii) real estate financing.

Income from Securities, Derivatives and Foreign Exchange Operations

In the comparison between the 2014, 2013 and 2012 balances, the variations recorded in income from securities refer to the higher volume of operations with fixed-income securities.

Financial Income from Insurance, Pension Plans and Capitalization Bonds

In 2014, the financial income from insurance, pension plans and capitalization bonds totaled R$ 15,046 million, up 52.2% compared to 2013, basically due to higher income from investment funds.

In 2013, the financial income from insurance, pension plans and capitalization bonds totaled R$ 9,888 million, down 15.4% compared to 2012, basically due to lower income from investment funds.

Result from Compulsory Deposits

In the comparison between the 2014 and 2013 balances, the 37.3% increase in income derives mainly due to the 14.2% increase in the balance of savings deposits.

In the comparison between the balances of 2013 and 2012, the 18.2% reduction in revenues resulted primarily from the 7.9% decrease in the balance of time deposits.

Income  from  Insurance  retained  Premiums,  Pension  Plans  and  Capitalization, and  Banking Services Fees

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1.h.

ii) factors that materially affected the operating results

Directors report that no factors have occurred that might significantly affect the company’s operating results in the last three fiscal years other than those described in item 10.1 h and 10.2.a. i.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

b) variations  in  income  from  price  changes,  foreign  exchange  rates,  inflation,  changes  in volumes and introduction of new products and services

Directors report that there were no significant variations in the issuer’s financial income or revenues  attributable  to  changing  prices  of  our  main  inputs  and  products,  exchange  rates, inflation, altered volumes or the introduction of new products and services for the years ended December 31, 2014, 2013 and 2012.

c)  impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in USD and foreign currency borrowings, in such a way that the cost in BRL of the relative financial expense increases; and (ii) gains in our assets denominated in and/or indexed to foreign currency, such as our securities and loan operations indexed to the USD, when the revenue from these assets measured in BRL increases. Conversely, when the Brazilian real appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

In 2014, the interest earning portion increased 12.0%, rising from R$ 42,686 million in 2013 to R$ 47,806 million in 2014. The R$ 5,120 million increase in the interest earning portion income resulted mainly from the increased business volume, particularly in “Loans” and “Funding”. It is important to note that the interest rate (CDI) increased from 8.06% in 2013 to 10.81% in 2014, generating higher gains in “Funding” margins.

In  2013,  the  interest  earning  portion  increased  1.6%,  from  R$ 42,021 million  in  2012  to R$ 42,686 million in 2013. The increase of R$ 665 million in the income from interest transactions resulted mainly due to the increased business volume, and noteworthy were “Loans” and “Funding”. It is noteworthy that the interest rate (CDI) increased from 8.40% in 2012 to 8.06% in 2013.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.3 - Events with Significant Effects (occurred and expected) on Financial Statements

Directors should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a) introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)  creation, acquisition or sale of equity interest

In the period, there was no acquisition or disposal of equity interest that produced or will produce significant effects on the financial statements.

c)  unusual event or operations

In the period, there were no unusual events or transactions involving the issuer, other than the extraordinary events stated in item 10.1.h, which caused or are expected to cause significant impacts on its results.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.4  -  Significant  Changes  in  Accounting  Practices  –  Reservation  and  Emphases  in  the Auditor’s Opinion

Directors should comment:

a) significant changes in accounting practices

Directors report that no significant changes were made to the accounting practices we use in the fiscal years ended December 31, 2014, 2013 and 2012.

b) significant effects of changes in accounting practices

The  Directors  of  Banco  Bradesco  highlight  that,  although  there  have  been  no  significant changes in our accounting practices, it is noteworthy that, unlike the other publically-traded companies that are already using all of the “CPCs”, financial institutions use eight of the technical accounting standards issued by Brazil’s Accounting Standards Committee (CPC), which were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

It is currently not possible to estimate when National Monetary Council will approve the other CPC accounting statements or if their adoption will be prospectively or retrospectively.

The eight CPC accounting statements approved by the National Monetary Council were as follows:

•    Resolution 3566/08 – Asset impairment (CPC 01);

•    Resolution 3604/08 – Statement of cash flows (CPC 03);

•    Resolution 3750/09 – Related party disclosures (CPC 05);

•    Resolution 3823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);

•    Resolution 3973/11 – Subsequent events (CPC 24);

•    Resolution 3989/11 – Share-based payment (CPC 10);

•    Resolution 4007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23); and

•    Resolution 4144/12 – Basic conceptual pronouncement (R1).

c)  Reservations and emphases in the auditor’s opinion

There were no disclaimers and emphases on the independent auditors’ report.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.5 - Critical Accounting Policies

Directors should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long- lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and accordingly, the Bank’s financial position.

Our Directors believe that the Banco Bradesco’s results are subject to accounting policies, assumptions  and  estimates.  It  is  Management’s  responsibility  to  adopt  fair  accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in the comparison with effective results, there may be significant impacts on our financial situation or the results of our operations.

Allowance for doubtful accounts

The allowance for doubtful accounts is calculated in an amount sufficient to cover possible losses and take into account the rules and instructions issued by National Monetary Council and Central  Bank  of  Brazil,  together  with  the  appraisals  carried  out  by  Management  upon calculation of credit risks.

At the end of  each period, the allowance for doubtful accounts is adjusted based on the analysis of our portfolio, including the estimate of losses in loan and leasing operations and other operations with credit characteristics.

In view of its nature, the definition of the allowance for doubtful accounts requires us to make judgments and assumptions related to our portfolios, both on individual and product-specific portfolio bases. Whenever we reassess the portfolio as a whole, a number of factors may affect the estimate of the probable losses, including which methodology we will adopt for measuring the historical delinquency rates and which historical period we will take into account to carry out  such  measurements. Other  factors  that  may  affect  our  judgment  to  set  the  amount regarding the allowance for doubtful accounts include as follows:

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

•    Brazilian general economic conditions and relevant conditions in the sector;

•    previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•    credit quality trends;

•    values loan securities;

•    volume, composition and growth of our portfolio;

•    the Brazilian government’s monetary policy; and

•    any delays in receiving information necessary to evaluate operations or confirm existing impairment.

We use models to help us analyze our portfolios and define the required amount of the provision for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio. Although our models are often reviewed and improved, by their nature, they depend on our judgments made in relation to information and/or forecasts we receive. In addition, the Brazilian economy’s volatility may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our provision for doubtful debt may not be indicative of actual future losses.

The process to calculate the level of provision for doubtful debt requires a high judgment level. It is possible that others, taking into account the same information, may at any time reach reasonably different conclusions.

Classification of Securities and Derivatives

Securities  are  classified  into  three  categories:  for  trading,  available  for  sale,  and  held  to maturity. This classification is based on the Management’s intent, on the date the securities are acquired, of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how we classify them upon their acquisition.

Changes in the economic environment may alter our strategy in relation to a particular security, which will require a transfer between categories.

Evaluation of Securities and Derivatives

Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. Fair value is defined as the amount by which a position could be transacted by Bradesco with a party aware of the issue and willing to negotiate, with no favoritism.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determines whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Tax Income and Social Contribution

The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, our evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves evaluations and assumptions the origin of which is uncertain. Realization of deferred fiscal assets is subject to  changes  to  future  fiscal  rates  and  the  development  of  our  tax  planning  strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained under examination, even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Impairment

The balances of securities classified as available-for-sale and held to maturity, in addition to non-financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment. When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

Technical provisions for insurance, pension plan and capitalization

Technical reserves are liabilities representing estimates of amounts to be due on a future date, in favor of our customers, stakeholders, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. However, significant changes in the experiences or assumptions may compel us to establish a provision for expected future losses on a product, establishing provisions for insufficient premiums or contributions. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

For insurance, future claims to be paid include provisions for group and individual life, health, contingency, liability and damage insurance. These benefits are computed using actuarial hypotheses for mortality rates, incapacity, expiry date, investment performance, inflation, expenses, and others. For long-term insurance agreements, when the actuarial hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. Liabilities recognized for claims include provisions for incurred but not reported claims and provisions for unsettled claims. We recognize claims as they occur. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such indemnities. We determine the liability amount through actuarial methods based on history of claim payments to estimate claim liabilities. Methods to determine such estimates and establish the values of the technical provisions are reviewed and updated on a regular basis. The resulting adjustments are recognized in income for the respective period.

For pension plans, future benefits to be paid to participants or their beneficiaries include provisions for retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization bonds operations, future payments to our customers include provisions for prize draws and redemptions. These are calculated over par security values and adjusted for inflation.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

Contingent liabilities classified as possible losses are not recorded as liabilities in the financial statements and must only be stated in notes, when individually relevant, whereas the liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)   the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b)  the need to disclose claims or events occurred after the date of financial statements, but before their publication.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.6 - Internal Controls relating to Preparation of Financial Statements – Levels of Efficiency and Deficiency and Recommendations in the Auditor’s Report

In relation to internal controls used to ensure that reliable financial statements are prepared, the directors should comment:

a) the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them

The effectiveness of the Organization’s internal controls is supported by qualified professionals, well-defined and implemented processes, and technology compatible with business needs.

The Policy on  Internal Controls and  Compliance and  the Standard  on the Internal Control System  are  aligned  with  the  main  control  frameworks,  such  as  COSO  –  Committee  of Sponsoring Organizations of the Treadway Commission, and COBIT – Control Objectives for Information   and   Related   Technology,   which   respectively   cover   aspects   Business   and Technology, in compliance with good practices, regulations, and applicable laws.

The existence, implementation and effectiveness of controls that ensure acceptable risk levels in the Organization's processes are certified by the Department of Integrated Risk Control, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide reasonable assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, in addition to codes of conduct and self-regulation.

In  light  of  the  foregoing, Management assessed the  effectiveness of  the  internal  controls related to the consolidated financial statements on December 31, 2014, and concluded with a reasonable degree of certainty that the internal controls are effective and efficient to assure the integrity of the information, and no significant deficiencies or material weaknesses have been identified.

b) deficiencies  and  recommendations  on  internal  controls  included  in  the  independent auditor’s report

In view of our stock of knowledge and the studies conducted by the independent auditor to assess our internal controls structure, designed to ensure the adequacy of Bradesco’s financial statements, the auditor’s report contains no faults or recommendations in relation to internal controls that could significantly affect our financial statements.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.7 - Use of Proceeds from Public Offerings for Distribution and any Deviations

If the issuer has made a public offering for distribution of securities, the directors should comment:

a) how funds derived from the offering were used;

b) whether there were important deviations between the effective application of funds and the proposed application disclosed in leaflets on the respective distribution

c)  if deviations occurred, the reasons for such deviations

There were no public offerings of distribution of securities in the years ended 2014, 2013 and 2012.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.8 - Material Items not shown in Financial Statements

Directors should describe material items not shown in the issuer’s financial statements, and state:

a) assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities; iii) agreements for the future purchase and sale of products or services; iv) agreements for constructions in progress; v) agreements for future receipt of financing;

b) other items omitted from the financial statements

No significant items were omitted from the financial statements.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.9 - Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.8, the directors should comment:

a) how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

b) nature and purpose of operation

c)  nature and amount of obligations and rights generated for the issuer under the operation

No significant items were omitted from the financial statements.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.10 - Business Plan

Directors  should  state  and  comment  the  principal  elements  of  the  issuer’s  business, specifically exploring the following topics:

a) investments, including: i) quantitative and qualitative description of the investments in progress and expected investments; ii) sources of investment financing; iii) relevant divestitures in progress and expected divestitures;

In 2014, Bradesco continued to invest in the expansion of its network, taking the total number of points of service to 75,176 (in addition to branches, this total includes: service branches (local acronym PAs); ATMs (local acronym PAEs); ATMs outside our own network; the shared network of pooled ATMs; Bradesco Expresso POSs; Bradesco Sales Promotion, and foreign branches or subsidiaries).

Funding  for  the  above-mentioned  investments  was  sourced  from  the  Organization’s  own working capital, primarily shareholder equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

R$ million

	2014	2013	2012
Infrastructure	1,049	501	718
Information Technology / Telecommunications	3,949	4,341	3,690
Total	4,998	4,842	4,408

b) if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)  new products and services, indicating: i) description of the research in progress that has already been disclosed; ii) total amounts spent by the issuer in research for the development of new products and services; iii) projects in progress that have already been disclosed; iv) total amounts spent by the issuer in the development of new products and services

There are no new significant products and services, individually.

Complementary Information Attachment X - Management’s Comments on the Company, according to Item 10 of the Reference Form of CVM Instruction # 480, as of December 7, 2009

10.11 - Other Factors Material Affecting Operational Performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that could materially affect our operational performance that have not been mentioned in this section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.